                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-89489

PROSPECTUS

                               2,000,000 Shares

                      [LOGO OF ASYST TECHNOLOGIES, INC.]

                                 Common Stock

                               ----------------

      We are selling 2,000,000 shares of our common stock. Our shares are listed for trading on the Nasdaq National Market under the symbol "ASYT." On November 11, 1999, the last reported sale price for our common stock was $41 7/16.

      Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                               ----------------

                                                          Per Share    Total
                                                          ---------    -----
   Public offering price.................................  $40.50   $81,000,000

   Underwriting discount.................................   $2.43    $4,860,000

   Proceeds, before expenses, to Asyst Technologies......  $38.07   $76,140,000

      The underwriters may also purchase up to an additional 300,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

Merrill Lynch & Co.                                             Lehman Brothers
                         Adams, Harkness & Hill, Inc.
                                                        Needham & Company, Inc.

                               ----------------

               The date of this prospectus is November 11, 1999.

EDGAR colorwork description:

Inside front cover of prospectus:

Set of pictures of Asyst products. The Asyst logo covers the left-hand side of the page. The title is "Increased Productivity and Value Assurance." The text in the upper middle of the page is as follows:

"We are the leading provider of Standard Mechanical InterFace-based (SMIF) minienvironment and manufacturing automation systems that enable semiconductor integrated circuit manufacturers to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacturing of integrated circuits.

We offer a broad range of products that enable us to provide semiconductor manufacturers and original equipment manufacturers (OEMs) with automated solutions for the transfer of wafers and information between the process equipment and the rest of the facility."

Inside gatefold:

Semiconductor manufacturing facility layout labeled "Semiconductor Manufacturing Facility" with pictures of Asyst products and product names incorporated into the facility layout to show where Asyst's products fit in the semiconductor manufacturing process. The caption for the upper left hand corner product picture is "Plus-Portal System." The caption for the upper middle product picture is "Work-in-Process Materials Management." The caption for the upper right hand corner product picture is "Isolation Systems." The caption for the lower right hand corner product picture is "Connectivity Automation Software." The caption for the lower middle product picture is "Substrate-Handling Robotics." The caption for the lower left hand corner product picture is "Automated Transport and Loading Systems." The Asyst logo covers the left hand side of the gatefold.

Inside back cover of prospectus:

The Asyst logo.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Price Range of Our Common Stock..........................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  32
Management...............................................................  43
Certain Transactions with Related Parties................................  45
Principal Shareholders...................................................  47
Underwriting.............................................................  48
Legal Matters............................................................  49
Experts..................................................................  50
Where You Can Get More Information.......................................  50

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Asyst is our registered trademark. Asyst-SMIF System, SMART-Traveler System, SMIF-Pod, SMIF-Arms, SMIF-Indexer, SMIF-LPI, SMIF-LPO, SMIF-LPT, SMIF-E, SMART-Tag, SMART-Comm, SMART-Storage Manager, SMART-Fab, Global Lot Server, FlouroTrac Auto ID System and SMART-Station, are our trademarks. This prospectus also contains registered trademarks of other entities.

                               PROSPECTUS SUMMARY

      This summary does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. The terms "we," "us," "our" and "Asyst" mean Asyst Technologies, Inc. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                            Asyst Technologies, Inc.

      We are the leading provider of Standard Mechanical InterFace-based, or SMIF, minienvironment and manufacturing automation systems that enable semiconductor integrated circuit manufacturers, or semiconductor manufacturers, to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacturing of integrated circuits, or ICs. We offer a broad range of products that enable us to provide semiconductor manfacturers and original equipment manufacturers of process equipment, or OEMs, with automated solutions for the transfer of wafers and information between the process equipment and the rest of the facility. We are the only supplier with expertise in what we believe are the five key elements required to provide the semiconductor manufacturing industry with integrated facility automation solutions. We believe these elements are:

      .isolation systems;
      .work-in-process materials management;
      .substrate-handling robotics;
      .automated transport and loading systems; and .connectivity automation software.

      Currently, we believe we offer the most comprehensive product line in the portal automation market. Portal automation systems use a standard interface to transfer wafers and information between the process equipment minienvironment and sealed contamination controlled containers, often referred to as pods.

      We believe that semiconductor manufacturers, the end users of our products, are able to obtain a higher level of productivity from their equipment by integrating our products into the semiconductor manufacturing process. Our products protect valuable wafers throughout the manufacturing process by providing semiconductor manufacturers with efficient contamination control, wafer level identification, and tracking and logistics management.

      Semiconductor manufacturers face challenges in achieving and maintaining high production yields, improving utilization of facilities and managing the logistics of the increasingly complex semiconductor manufacturing process. In order to meet these challenges, these manufacturers must continue to invest in new technology and reduce operating costs. Semiconductor manufacturers are currently making, and are expected to continue to make, significant investments in manufacturing capacity through the construction of new 200mm wafer facilities and the upgrade of existing 150mm and 200mm wafer facilities. Additional investments are expected to occur as the industry transitions to 300mm wafer facilities.

      We have achieved success in serving the 150mm and 200mm wafer markets by applying our extensive experience in isolation technology, material tracking and factory automation. Our strategy is to continue to build upon our success and further capitalize on the accelerating demand for our technology. The principal elements of our strategy are:

    . Capitalize on Demand for New 200mm Facilities and Existing Facility Upgrades. Increased demand for advanced integrated circuits is fueling the construction of new 200mm facilities and upgrades of existing facilities. We intend to continue to enhance our leadership position and our technical expertise in this market by developing increasingly efficient automation solutions in the 200mm market.

    . Focus on Portal Automation. Our portal automation solutions allow OEMs to improve productivity and decrease their total cost and time to market. We believe that by leveraging our existing relationships with OEMs and semiconductor manufacturers, we will be in a position to capitalize on the increasing demand for a standard interface between the process tool and the factory environment.

    . Increase Penetration of the Japanese Market. We believe Japanese semiconductor manufacturers will continue to build 200mm facilities, continue to upgrade existing facilities and begin to build 300mm facilities. We intend to augment our ability to directly supply our products to Japanese customers by increasing our local presence in Japan. In September 1999, we entered into an alliance with MECS Corporation, a Japanese engineering and robotics company, that will increase our presence in Japan and give us the ability to provide local engineering support.

    . Leverage Success in 200mm to Capitalize on the Transition to 300mm. We believe our experience and market leadership in portal automation and SMIF for the 200mm wafer market provide us with a unique platform from which to transition our existing technology to 300mm wafer processing equipment.

    . Build on Strong End User Relationships to Increase Demand for Our Products from OEMs. The demand for our products has been enhanced by the strong relationships we have developed with semiconductor manufacturers, our end users. By working closely with these semiconductor manufacturers, we are able to better understand their specific process requirements and, in turn, educate them on the benefits of our products. Ultimately, this process encourages our semiconductor manufacturer customers to specify our products to OEMs as the preferred solution, thereby increasing demand for our products.

      We are a California corporation. Our principal offices are located at 48761 Kato Road, Fremont, California 94538, and our telephone number is (510) 661-5000. Our corporate Website is www.asyst.com. The information in our Website is not incorporated by reference in this prospectus.

                              Recent Developments

      In June 1999, we acquired all of the shares of Progressive System Technologies, Inc., a Texas corporation, or PST, which manufactures wafer-sorting equipment used by semiconductor manufacturers.

      In August 1999, we acquired all of the shares of Palo Alto Technologies, Inc., a California corporation, or PAT, which is in the process of developing a continuous flow transport system for use in semiconductor manufacturing facilities.

      In September 1999, we entered into an alliance with MECS Corporation, a Japanese engineering and robotics company, which provides that MECS will sell our products and provide local customer support in the Japanese market. In October 1999, we purchased approximately 9 2/3 percent of the common stock of MECS in exchange for approximately $1.5 million. We also have an option to purchase at least 66 2/3 percent of the common stock of MECS. If we exercise this option we will use at least $8.4 million of the net proceeds from this offering.

                                  The Offering

 Common stock offered by Asyst.............. 2,000,000 shares

 Common stock to be outstanding
  after this offering....................... 14,955,886 shares. The number of shares of our common stock to be outstanding after
                                             this offering is based on the number of
                                             shares outstanding as of September 30,
                                             1999. This excludes 3,823,723 shares of
                                             common stock issuable upon exercise of
                                             outstanding stock options with a weighted
                                             average exercise price of approximately
                                             $14.22 per share. This number also excludes
                                             241,337 additional shares reserved for
                                             future issuance under our stock option
                                             plans and 208,717 additional shares
                                             reserved for sale under our employee stock
                                             purchase plan.

 Use of proceeds............................ For capital expenditures, working capital and other general corporate purposes. If we
                                             exercise our option to purchase at least 66
                                             2/3 percent of the common stock of MECS, we
                                             will use at least $8.4 million of the net
                                             proceeds.

 Risk factors............................... See "Risk Factors" for a discussion of factors you should carefully consider
                                             before deciding to invest in our common
                                             stock.

 Nasdaq National Market symbol.............. ASYT

                      Summary Consolidated Financial Data

      The information under "As Adjusted" in the consolidated balance sheet data below reflects the receipt of the estimated net proceeds from the sale by us of the 2,000,000 shares of common stock in this offering at the public offering price of $40 1/2 per share.

                                                                        Six Months Ended
                                     Year Ended March 31,                September 30,
                          --------------------------------------------  -----------------
                           1995     1996     1997      1998     1999      1998     1999
                          ------- -------- --------  -------- --------  --------  -------
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales...............  $41,184 $107,223 $152,303  $182,290 $ 92,948  $ 56,341  $67,782
Gross profit............   19,899   44,221   60,702    79,898   33,053    21,167   29,615
In-process research and
 development of acquired
 businesses and product
 line...................       --       --    1,335        --    7,100     7,100    4,000
Operating income
 (loss).................    5,908   12,561   16,579    25,673  (39,475)  (20,696)  (6,761)
Income (loss) from
 continuing operations..    4,992    8,858    9,990    17,202  (26,931)  (13,239)  (5,634)
Net income (loss).......    2,422    6,455   (4,675)   15,362  (26,931)  (13,239)  (5,634)
Basic Earnings Per
 Share:
Income (loss) per share
 from continuing
 operations.............  $  0.81 $   0.89 $   0.96  $   1.51 $  (2.30) $  (1.11) $ (0.45)
Net income (loss) per
 share..................  $  0.32 $   0.65 $  (0.45) $   1.34 $  (2.30) $  (1.11) $ (0.45)
Shares used in per share
 calculation............    7,540    9,956   10,363    11,429   11,730    11,944   12,532
Diluted Earning Per
 Share:
Income (loss) per share
 from continuing
 operations.............  $  0.75 $   0.83 $   0.94  $   1.41 $  (2.30) $  (1.11) $ (0.45)
Net income (loss) per
 share..................  $  0.30 $   0.61 $  (0.44) $   1.26 $  (2.30) $  (1.11) $ (0.45)
Shares used in per share
 calculation............    8,209   10,667   10,643    12,228   11,730    11,944   12,532

                                                             September 30, 1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $ 30,706  $106,146
Working capital............................................   80,586   156,026
Total assets...............................................  139,084   214,524
Total shareholders' equity.................................  112,674   188,114

                                  RISK FACTORS

      You should carefully consider the risks described below before making a decision to invest in our common stock. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our stock to decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements.

Our quarterly operating results are subject to variability which could negatively impact our financial results and our stock price

      Our revenues and operating results can fluctuate substantially from quarter to quarter depending on factors such as:

    .  the timing of significant customer orders;

    .  the timing of product shipments;

    .  variations in the mix of products sold;

    .  the introduction of new products;

    .  changes in customer buying patterns;

    .  fluctuations in the semiconductor equipment market;

    .  the availability of key components; and

    .  general trends in the economy.

      Our sales cycle is typically six to twelve months or longer from initial inquiry to placement of an order, making the timing of customer orders uneven and difficult to predict. This process may also involve competing capital budget considerations for our customers. A significant portion of the net sales in any quarter is typically derived from a small number of long-term, multi-million dollar customer projects involving upgrades of existing facilities or the construction of new facilities. We typically cannot ship products until the customer's facility or the process tools housed in its facility are ready. Generally, our customers may cancel or reschedule shipments with limited or no penalty. These factors increase the risk of unplanned fluctuations in net sales. Moreover, a shortfall in planned net sales in a quarter as a result of these factors could negatively impact our operating results for the quarter. Given these factors, we expect quarter to quarter performance to fluctuate for the foreseeable future and, consequently, that quarter to quarter comparisons may not be meaningful. In one or more future quarters, our operating results are likely to be below the expectations of public market analysts and investors. If this occurs, the price of our stock will decline.

Because the semiconductor manufacturing industry is subject to rapid demand shifts which are difficult to predict, our inability to efficiently manage our manufacturing capacity in response to these rapid shifts may cause a reduction in our gross margins, profitability and market share

      Our ability to meet increases in demand depends in part upon our ability to increase manufacturing capacity for our products in a timely manner. Our manufacturing capacity is currently being strained by an increase in orders for our products. If we are unable to expand our production on a timely basis or to manage expansion effectively, we could lose customers to competitors and our market share could be reduced. Even if we are able to expand our capacity sufficiently, we may not be able to manage this expansion efficiently, in which case, our gross margins and profitability would be negatively impacted. Additionally, capacity expansion will increase our fixed operating expenses and make us more vulnerable to a downturn in the semiconductor manufacturing market.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business

      A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. In fiscal 1999, Worldwide Semiconductor Manufacturing Company accounted for approximately 11 percent of our net sales. For the six months ended September 30, 1999, Taiwan Semiconductor Manufacturing Company accounted for approximately 11 percent of our net sales. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

      The markets in which we sell our products are comprised of a relatively small number of OEMs and semiconductor manufacturers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critical to our business. It is not certain that we will be able to retain our largest customers, that we will be able to attract additional customers or that our OEM customers will be successful in selling our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us and may continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, the inability to successfully develop relationships with additional customers or the need to provide future price concessions would have a negative impact on our business.

      If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted. In addition, since each customer represents a significant percentage of net sales, the timing of the completion of an order can lead to a fluctuation in our quarterly results. As we complete projects for a customer, business from that customer will decline substantially unless it undertakes additional projects incorporating our products.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet their needs

      We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

    . our customers can cease purchasing our products at any time without penalty;

    .  our customers are free to purchase products from our competitors;

    .  we are exposed to competitive price pressure on each order; and

    .  our customers are not required to make minimum purchases.

      Sales are typically made pursuant to individual purchase orders and often occur with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

Continued rapid growth will strain our operations and require us to incur costs to upgrade our infrastructure

      During the last three years, we have experienced extremely rapid growth in our operations, the number of our employees, our product offerings and the geographic area of our operations. Our growth has been driven by an increase in our customer base, the size of our installed base of products and acquisitions of new operations. With the recent increase in demand for semiconductor manufacturing equipment, we will have to grow even faster to meet customer demands. Our growth places a significant strain on our management, operations and financial systems. Our future operating results will be dependent in part on our ability to continue to implement and improve our operating and financial controls and management information systems. In order to succeed, we must train and manage our employees to cope with growth and change. Failure to manage our growth effectively could negatively impact our financial condition, results of operations and profitability.

Because of intense competition for highly skilled personnel, we may not be able to recruit and retain necessary personnel

      Our future performance depends substantially on the continued service of our senior management team, in particular Dr. Mihir Parikh, our Chairman of the Board and Chief Executive Officer, and Anthony Bonora, our Senior Vice President, Research and Development and Chief Technical Officer. We do not have long term employment agreements with any of our senior management team, except Dr. Parikh, and we do not maintain any key-man life insurance policies.

      Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel, all of whom are in great demand. A failure to retain, acquire or adequately train key personnel could have a material adverse impact on our performance. Due to the cyclical nature of the demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone through downturns followed by upturns. For the fiscal year ended March 31, 1999, because of the industry downturn, we restructured our operations and as a result, we terminated the employment of approximately 110 employees in the United States and approximately 30 employees internationally. In the current upturn, we will need to hire a number of highly skilled employees, especially in manufacturing, to meet customer demand. The labor markets in which we operate are highly competitive and as a result, this type of employment cycle increases our risk of not being able to retain and recruit key personnel. Moreover, our failure to maintain good employee relations could negatively impact our operations.

The semiconductor manufacturing industry is highly volatile, and our results of operations are affected to a large extent by events in this industry

      Our business is entirely dependent upon the capital expenditures of semiconductor manufacturers, which in turn are dependent on the current and anticipated market demand for ICs as well as products utilizing ICs. The semiconductor industry is cyclical and has historically experienced periodic downturns. These downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for ICs, are difficult to predict and have often had a severe adverse effect on the semiconductor industry's demand for semiconductor processing equipment. During downturns, some of our customers typically implement substantial reductions in capital expenditures, and, as a result, drastically reduce their orders with us. For example, in the fiscal year ended March 31, 1998, we had net sales of $182.3 million which declined to $92.9 million for the year ended March 31, 1999. This sharp decrease in net sales was due to the reduction in industry capital spending resulting from the downturn in the Asian economies and in worldwide demand for semiconductors. In contrast, because of the recent demand for new 200mm facilities and upgrades of existing facilities, our net sales for the six months ended September 30, 1999 were $67.8 million, an increase of 20.3 percent over the same period in 1998. We believe that our future performance will continue to be affected by the cyclical nature of the semiconductor industry and, as a result, be adversely affected from time to time by such industry downturns.

We may not be able to efficiently integrate the operations of our acquisitions

      We have recently acquired several companies in order to expand our product lines including Hine Design Incorporated, or HDI, PST and PAT. We have also entered into a strategic alliance with MECS which gives us an option to buy a controlling interest in MECS. We are likely to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. If we are to realize the anticipated benefits of these acquisitions, the operations of these companies must be integrated and combined efficiently. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, will present a significant challenge to our management. In addition, it is not certain that we will be able to incorporate different technologies into our integrated solution. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combinations will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business, and we may need to hire additional management personnel to successfully rationalize our acquisitions. The difficulties of integration may be increased by the necessity of combining personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce our short-term earnings. Consideration for future acquisitions could be in the form of cash, common stock, rights to purchase stock or a combination thereof. Dilution to existing stockholders and to earnings per share may result to the extent that shares of common stock or other rights to purchase common stock are issued in connection with any future acquisitions.

We may not be able to realize the benefits of our alliance with MECS

      In September 1999, we entered into an alliance with MECS which provides that MECS will sell our products and provide local customer support in the Japanese market. In October 1999, we purchased approximately 9 2/3 percent of the common stock of MECS. We also have an option to purchase at least 66 2/3 percent of the common stock of MECS. If we exercise this option, we intend to operate MECS largely as a stand-alone entity. In order to realize the anticipated benefits of this relationship, our senior management will need to work effectively with the senior management of MECS despite the geographic distance between the two companies and the different languages and cultures. If we are unable to work effectively with the senior management of MECS, then we may not be able to realize the anticipated benefits of the alliance. If we do not exercise our option, then we would incur a delay in establishing a greater presence in Japan, and our position in that market could be negatively impacted.

      In addition, if we exercise this option, MECS may continue to have minority shareholders, including its current majority owner and Chief Executive Officer. Being a majority owner of a corporation with minority shareholders would place responsibilities on us as the majority owner to consider the needs and benefits of the minority shareholders, which may be different from ours. If we exercise this option, the operating results and assets and liabilities of MECS will be consolidated into our financial statements and our balance sheet, even though MECS will not be a wholly-owned subsidiary. As of March 31, 1999, MECS owed approximately $34.0 million in unsecured loans from banks and secured bonds with interest rates ranging between 1.4 percent to 1.8 percent per annum. Finally, if MECS performs poorly, this could materially and adversely affect our financial results.

Shortages of components necessary for our product assembly can delay our shipments and can lead to increased costs which may negatively impact our financial results

      With the recent increased demand for semiconductor manufacturing equipment, our suppliers are straining to provide components on a timely basis and, in some cases, on an expedited basis at our request. Although to date, we have experienced only minimal delays in receiving goods from our key suppliers, disruption or termination of these sources could have a temporary adverse effect on our operations. Many of the components and subassemblies used in our products are obtained from a single supplier or a limited group of suppliers. We believe that, in time, alternative sources could be obtained and qualified to supply these products in the ordinary course of business, but a prolonged inability to obtain some components could have an adverse effect on our operating results and could result in damage to our customer relationships. Shortages of components may also result in price increases for components and as a result, could decrease our margins and negatively impact our financial results.

Our efforts to be responsive to customers may lead to the incurrence of costs that are not readily recoverable

      We may incur manufacturing overhead and other costs, many of which are fixed, to meet anticipated customer demand. We often require long lead times for development of our products; during these periods we must expend substantial funds and management effort. We may incur significant development and other expenses as we develop our products without realizing corresponding revenue in the same period, or at all.

We may not be able to effectively compete in a highly competitive semiconductor equipment industry

      The markets for our products are highly competitive and subject to rapid technological change. We currently face direct competition with respect to all of our products. Some of our competitors may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to us.

      Several companies, including Brooks Automation, Inc. through its acquisition of Jenoptik Infab, Inc., offer one or more products that compete with our Asyst-SMIF System and SMART-Traveler System products. We compete primarily with Entegris, Inc. in the area of SMIF-Pods. We also compete with several competitors in the robotics area, including, but not limited to, PRI Automation, Inc. and Kensington Laboratories Inc. With our recent acquisition of PAT, we have acquired technology in the area of transport automation systems which we expect to allow us to develop products in this area. By entering this market, our transport products will face competition from the main product line of PRI, as well as from Daifuku Co., Ltd. and Murata Manufacturing Co., Ltd. With our acquisition of PST, we have acquired products in the area of the storage and management of wafers and reticles. We compete primarily with Irvine Optical Company in this area.

      In addition, the conversion to 300mm wafers is likely to draw new competitors to the facility automation market. In the 300mm wafer market, we expect to face intense competition from a number of companies such as PRI and Brooks, as well as potential competition from semiconductor equipment and cleanroom construction companies.

      We expect that our competitors will continue to develop new products in direct competition with ours, improve the design and performance of their products and introduce new products with enhanced performance characteristics. In order to remain competitive, we need to continue to improve and expand our product offerings. In addition, we need to maintain a high level of investment in research and development and expand our sales and marketing efforts, particularly in Japan. Ultimately, we may not be able to make the technological advances and investments necessary to remain competitive.

      New products developed by our competitors or more efficient production of their products could increase pricing pressure on our products. In addition, companies in the semiconductor capital equipment industry have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers continuously exert pressure on us to lower prices, shorten delivery times and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders.

If we are unable to develop and introduce new products and technologies in a timely manner, our business could be negatively impacted

      Semiconductor equipment and processes are subject to rapid technological changes. The development of more complex ICs has driven the need for new facilities, equipment and processes to produce these devices at an acceptable cost. We believe that our future success will depend in part upon our ability to continue to enhance our existing products to meet customer needs and to develop and introduce new products in a timely manner. There can be no assurance that our product development efforts will be successful or that we will be able to respond effectively to technological change.

If we are unable to convince our customers of the advantages of the Plus-Portal System our growth prospects could be negatively impacted

      We recently introduced our Plus-Portal System for sale to our OEM customers as a complete, automated interface between the OEM's tool and the facility. Currently, many OEMs design and manufacture automated equipment front-ends for their tools utilizing purchased components and in-house engineering and manufacturing resources. The Plus-Portal System offers OEMs a standard, outsourced alternative. Although we anticipate that the Plus-Portal System will not be widely adopted by OEMs until the market begins the transition to 300mm wafers, we believe that our growth prospects in this area depend in large part upon our ability to gain acceptance of the Plus-Portal System by a broader group of OEM customers. Notwithstanding our solution, OEMs may purchase components to assemble interfaces or invest in the development of their own complete interfaces. The decision by an OEM to adopt the system for a large product line involves significant organizational, technological and financial commitments by this OEM. The market may not accept the Plus-Portal System.

If we are unable to transition our 200mm technologies to meet the standards required by the new 300mm wafer size, our business will be adversely affected

      The semiconductor manufacturing industry is anticipated to undergo a shift in wafer size from 200mm to 300mm over the next few years. As the market shifts, new products and technologies will be needed to manufacture the larger wafers. The introduction of new products to service the 300mm market utilizing new technologies and the emergence of new industry standards could render our products obsolete. Our success depends on our ability to adapt to rapidly changing technologies and to improve the performance, features and reliability of our services in response to changing customer and industry demands. Furthermore, we may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of new products to meet the requirements of the 300mm market.

We may be unable to protect our intellectual property rights and we may become involved in litigation concerning the intellectual property rights of others

      We rely on a combination of patent, trade secret and copyright protection to establish and protect our intellectual property. While we intend to protect our patent rights vigorously, there can be no assurance that our patents will not be challenged, invalidated or avoided, or that the rights granted thereunder will provide us with competitive advantages. We also rely on trade secrets that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to, or independently developed by, others.

      Intellectual property rights are uncertain and involve complex legal and factual questions. We have in the past, and may in the future, unknowingly infringe on the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe the intellectual property rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our product.

      There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Litigation may be necessary to enforce our patents, to protect our trade secrets or know-how, to defend Asyst against claimed infringement of the rights of others or to determine the scope and validity of the patents or intellectual property rights of others. Any litigation could result in substantial cost to us and divert the attention of our management, which by itself could have an adverse material effect on our financial condition and results of operations. Further, adverse determinations in any litigation could result in our loss of intellectual property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products. Any of these effects could have a negative impact on our financial condition and results of operations.

We face significant risks because a majority of our net sales are from sales outside the United States

      A majority of our net sales for the years ended March 31, 1997, 1998 and 1999 and the six months ended September 30, 1999, were attributable to sales outside the United States, primarily in Japan, Singapore, Taiwan, and Europe. We expect that international sales will continue to represent a significant portion of our total revenues in the future. In particular, net sales to Taiwan represented 30.8% of our total net sales for the six months ended September 30, 1999. This concentration increases our exposure to any risks in this area. Sales to customers outside the United States are subject to various risks, including:

    .  exposure to currency fluctuations;

    .  the imposition of governmental controls;

    . the need to comply with a wide variety of foreign and U.S. export laws;

    .  political and economic instability;

    .  trade restrictions;

    .  changes in tariffs and taxes;

    .  longer payment cycles typically associated with foreign sales;

    .  the greater difficulty of administering business overseas; and

    .  general economic conditions.

      As of March 31, 1997 and 1998 and 1999 and the six months ended September 30, 1999, a majority of our accounts receivable, net, were due from international customers located primarily in Japan, Singapore, Taiwan and Europe. Receivable collection and credit evaluation in new geographies and countries challenge our ability to avert international risks. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. Although we invoice substantially all of our international sales in United States dollars, there can be no assurance that our future results of operations will not be adversely affected by currency fluctuations. If we exercise our option to purchase at least 66 2/3 percent of the common stock of MECS, we will increase our exposure to currency fluctuations.

We could lose revenues and incur significant costs if our systems, products or third-party systems are not Year 2000 compliant

      Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. The failure of our internal systems, or any material third-party systems, to be Year 2000 compliant could have a material adverse effect on our business. With respect to our internal business systems, we are working with the third party vendors of these systems to ensure Year 2000 compliance either exists today or will be achieved through a vendor supplied upgrade in a timely manner. Our products have been, and will continue to be, evaluated for Year 2000 compliance. Many of our products have been found to be compliant today and others have been found to require modification to be compliant. Programs are in place and are being further developed to complete such modifications, for both future shipments and in the customer installed base. Our total incremental cost of assessing and remediating our systems and product Year 2000 compliance issues is estimated to be between $0.5 million and $1.0 million. Approximately $0.2 million has been spent as of March 31, 1999, with between $0.2 million and $0.4 million in capital expenditures planned for the first nine months of fiscal year 2000. Also being addressed is the potential impact on us of non-compliance by suppliers, subcontractors, business partners and customers. Even if our internal systems and products are Year 2000 compliant, any failure of these third party systems to become Year 2000 compliant could adversely affect our systems and cause disruption in our normal operations. There can be no assurance that the Year 2000 issue will not materially and adversely affect us in the future.

Anti-takeover provisions in our articles of incorporation, bylaws and our shareholder rights plan may prevent or delay an acquisition of Asyst that might be beneficial to our shareholders

      Our articles of incorporation and bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of Asyst. These provisions include certain advance notice procedures for nominating candidates for election to our Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only our Board of Directors, our Chairman of the Board, our President or shareholders holding at least ten percent of the outstanding common stock may call special meetings of the shareholders. We have entered into agreements with our officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to Asyst.

      We have adopted a share purchase rights plan, pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock. Upon the earlier of (1) the date of a public announcement that a person, entity, or group of associated persons has acquired 15 percent of our common stock or (2) ten business days following the commencement of, or announcement of, a tender offer or exchange offer, the rights granted to our shareholders will become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. These rights could generally discourage a merger or tender offer involving the securities of Asyst that is not approved by our Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer.

      In addition, our Board of Directors has authority to issue up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The issuance of preferred stock while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Asyst. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. We have no present plans to issue shares of preferred stock.

Our stock price may fluctuate significantly which could be detrimental to our shareholders

      Our stock price has in the past fluctuated and will fluctuate in the future in response to a variety of factors, including the following:

    .   quarterly fluctuations in results of operations;

    .   announcements of new products by Asyst or its competitors;

    . changes in either our earnings estimates or investment recommendations by stock market analysts;

    .   announcements of technological innovations;

    .   conditions or trends in the semiconductor manufacturing industry;

    . announcements by Asyst or our competitors of acquisitions, strategic partnerships or joint ventures;

      .  additions or departures of senior management; and

      .  other events or factors many of which are beyond our control.

      In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of our common stock.

We may not be able to secure additional financing to meet our future capital needs

      We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least twelve months following the date of this prospectus. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we will need to raise additional funds after twelve months to develop new or enhanced products, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our shareholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

Investors will suffer immediate and substantial dilution from this offering

      The public offering price per share significantly exceeds the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution investment of $29.16 per share.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors."

      Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

      We estimated that the net proceeds from the sale of the 2,000,000 shares of common stock that we are offering at the public offering price of $40 1/2 will be approximately $75.4 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $86.9 million.

      We expect to use the net proceeds from this offering for capital expenditures, working capital and general corporate purposes. If we exercise our option to purchase at least 66 2/3 percent of the common stock of MECS, we will use at least $8.4 million of the net proceeds. We may use a portion of the net proceeds to acquire other complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements other than with MECS and are not involved in any other negotiations with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending such uses, the net proceeds of this offering will be primarily invested in investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                        PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been traded on the Nasdaq National Market under the symbol ASYT since September 22, 1994. The following table sets forth for the period indicated the high and low closing prices for our common stock, as reported by the Nasdaq National Market, adjusted for a two for one stock dividend in August 1997.

                                                                High      Low
                                                                ----      ---
Year ended March 31, 1998
First Quarter................................................ $22       $ 9 1/2
Second Quarter............................................... $47 1/4   $21 5/8
Third Quarter................................................ $44 1/4   $20
Fourth Quarter............................................... $32       $18 5/8
Year ended March 31, 1999
First Quarter................................................ $25 3/4   $12 1/2
Second Quarter............................................... $15       $ 7
Third Quarter................................................ $21 11/16 $ 6 3/16
Fourth Quarter............................................... $28 3/16  $13 3/4
Year ending March 31, 2000
First Quarter................................................ $29 15/16 $14 3/4
Second Quarter............................................... $33 5/8   $24 3/4
Third Quarter (through November 11, 1999).................... $41 13/16 $29 5/8

      On November 11, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $41 7/16. As of September 30, 1999 there were 12,955,886 shares of our common stock outstanding held by approximately 210 holders of record.

                                 CAPITALIZATION

      The following table sets forth on an unaudited basis our capitalization as of September 30, 1999 and as adjusted to reflect the sale of the 2,000,000 shares of common stock we are offering at the public offering price of $40 1/2 per share and the receipt of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses. You should read this table in conjunction with the consolidated financial statements and notes incorporated by reference and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

                                                               September 30,
                                                                   1999
                                                             ------------------
                                                                          As
                                                              Actual   adjusted
                                                             --------  --------
                                                              (in thousands)
Current portion of long-term debt..........................  $    --   $    --
Long-term debt.............................................       --        --
Shareholders' equity:
  Preferred stock, no par value, 4,000,000 shares
   authorized; no shares issued and outstanding............       --        --
  Common stock, no par value, 50,000,000 shares authorized;
   12,955,886 shares issued and outstanding................   135,716   211,156
  Accumulated deficit......................................   (23,042)  (23,042)
                                                             --------  --------
   Total shareholders' equity..............................   112,674   188,114
                                                             --------  --------
     Total capitalization..................................  $112,674  $188,114
                                                             ========  ========

--------
The table above excludes:

    . 3,823,723 shares of common stock issuable upon exercise of options outstanding at September 30, 1999 at a weighted average exercise price of $14.22 per share; and

    . 450,054 shares of common stock reserved for future grant or issuance under our option plans and employee stock purchase plan.

                                    DILUTION

      As of September 30, 1999, our net tangible book value was $94.1 million in the aggregate, or $7.27 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. Dilution per share represents the difference between the amount per share paid by investors in this offering of common stock and the net tangible book value per share after the offering. After giving effect to the sale of 2,000,000 shares of common stock and after our application of the estimated net proceeds from the offering, our net tangible book value as of September 30, 1999 would have been $169.6 million in the aggregate, or $11.34 per share. This represents an immediate increase in net tangible book value of $4.07 per share to existing shareholders and an immediate dilution in net tangible book value of $29.16 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

     Public offering price per share.............................       $40.50
       Net tangible book value per share before the offering..... $7.27
       Increase attributable to new investors....................  4.07
                                                                  -----
     Pro forma net tangible book value per share after the
      offering...................................................        11.34
                                                                        ------
     Dilution per share to new investors.........................       $29.16
                                                                        ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes incorporated by reference. The selected consolidated statement of operations data set forth below for the years ended March 31, 1995 and 1996 and the selected consolidated balance sheet data as of March 31, 1995, 1996 and 1997 are derived from unaudited financial statements that are not included in this prospectus or incorporated by reference. The selected consolidated financial data set forth below for the years ended March 31, 1997, 1998, and 1999 have been derived from our audited financial statements incorporated by reference. The selected consolidated financial data as of September 30, 1999 and for the six months ended September 30, 1998 and 1999 are derived from unaudited financial statements incorporated by reference. These unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in our opinion, contain all adjustments consisting of normal recurring adjustments necessary for a fair presentation of our financial position and results of operations. Our historical results are not necessarily indicative of results to be expected for any future period.

                                                                           Six Months Ended
                                     Year Ended March 31,                   September 30,
                          --------------------------------------------  -----------------------
                           1995     1996     1997      1998     1999      1998        1999
                          ------- -------- --------  -------- --------  --------  -------------
                                        (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net sales...............  $41,184 $107,223 $152,303  $182,290 $ 92,948  $ 56,341    $ 67,782
Gross profit............   19,899   44,221   60,702    79,898   33,053    21,167      29,615
In-process research and
 development of acquired
 businesses and product
 line...................       --       --    1,335        --    7,100     7,100       4,000
Operating income
 (loss).................    5,908   12,561   16,579    25,673  (39,475)  (20,696)     (6,761)
Income (loss) from
 continuing operations..    4,992    8,858    9,990    17,202  (26,931)  (13,239)     (5,634)
Net income (loss).......    2,422    6,455   (4,675)   15,362  (26,931)  (13,239)     (5,634)
Basic earnings per
 share:
 Income (loss) per share
  from continuing
  operations............  $  0.81 $   0.89 $   0.96  $   1.51 $  (2.30) $  (1.11)   $  (0.45)
 Net income (loss) per
  share.................  $  0.32 $   0.65 $  (0.45) $   1.34 $  (2.30) $  (1.11)   $  (0.45)
 Shares used in per
  share calculation.....    7,540    9,956   10,363    11,429   11,730    11,944      12,532
Diluted earnings per
 share:
 Income (loss) per share
  from continuing
  operations............  $  0.75 $   0.83 $   0.94  $   1.41 $  (2.30) $  (1.11)   $  (0.45)
 Net income (loss) per
  share.................  $  0.30 $   0.61 $  (0.44) $   1.26 $  (2.30) $  (1.11)   $  (0.45)
 Shares used in per
  share calculation.....    8,209   10,667   10,643    12,228   11,730    11,944      12,532

                                           March 31,                              September 30,
                          --------------------------------------------            -------------
                           1995     1996     1997      1998     1999                  1999
                          ------- -------- --------  -------- --------            -------------
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and short-term
 investments............  $39,183 $ 14,249 $ 14,739  $ 85,493 $ 35,762              $ 30,706
Working capital.........   53,051   56,077   56,835   122,535   72,484                80,586
Total assets............   77,316  101,021   98,828   166,502  124,288               139,084
Total shareholders'
 equity.................   58,868   68,146   68,376   129,250   96,634               112,674

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

      Our sales are tied to capital expenditures at wafer fabrication facilities. The majority of our revenues in any single quarter are typically derived from relatively few large customers; therefore, our revenues will fluctuate based on a number of factors, including:

    .  the timing of significant customer orders;

    .  the timing of product shipments;

    .  variations in the mix of products sold;

    .  the introduction of new products;

    .  changes in customer buying patterns;

    .  fluctuations in the semiconductor equipment market;

    .  the availability of key components; and

    .  general trends in the economy.

      In addition, due to production cycles and customer requirements, we often ship significant quantities of products in the last month of the quarter. This factor increases the risk of unplanned fluctuations in net sales since we have limited opportunity to take corrective actions should a customer reschedule a shipment or otherwise delay an order during the last month of the quarter.

      Fiscal year 1999 was significantly and adversely impacted by the worldwide drop in demand for semiconductor devices. The drop in demand resulted from a dramatic slowdown in the Asian economies and over-capacity of memory chip manufacturing. In response, many of our customers slashed capital expenditure budgets by 40 percent or more. Net sales decreased 49.0 percent from $182.3 million for the year ended March 31, 1998 to $92.9 million for the year ended March 31, 1999. In addition, in fiscal year 1999, we acquired the FluoroTrac Auto-ID product line from Flouroware, Inc. and HDI, enhancing our wafer tracking and robotics capabilities. The significant decline in net sales and the new acquisitions required us to undertake substantial restructuring activities to reduce costs and eliminate low margin products. Nevertheless, we experienced a net loss in fiscal year 1999 of $26.9 million compared to a record net income of $15.4 million in fiscal year 1998.

      In contrast, net sales for each of the quarters ended June 30, 1999 and September 30, 1999 have increased sequentially by over 45 percent over the prior quarter. Our book to bill ratios have improved and are higher than those reported for the industry. Whereas for most of the year ended March 31, 1999 we were dependent upon orders received and shipped during the same quarter, our current backlog of orders exceeds our manufacturing capacity for the quarter ending December 31, 1999. Many of our customers have announced significantly increased capital expenditure spending plans.

      In June 1999, we acquired all of the shares of PST, which manufactures wafer-sorting equipment used by semiconductor manufacturers. The acquisition was accounted for as a pooling of interests. Accordingly, our consolidated financial statements for all periods presented have been restated to include the financial statements of PST.

      In August 1999, we acquired all of the shares of PAT, which is in the process of developing a continuous flow transport system for use in semiconductor manufacturing facilities. The transaction was accounted for as a purchase.

      In September 1999, we entered into an alliance with MECS to sell our products and provide local customer support in the Japanese market. In October 1999, we purchased approximately 9 2/3 percent of the common stock of MECS in exchange for approximately $1.5 million. We also have an option to purchase at least 66 2/3 percent of the common stock of MECS, once MECS meets various operating performance levels and disposes of its non-core subsidiaries. If we were to acquire 66 2/3 percent of the common stock of MECS, then we will spend approximately $8.4 million. If we were to acquire 100 percent of the common stock of MECS, then we will spend approximately $13.4 million. As of March 31, 1999, MECS had long-term debt and bonds, including the current portions, totaling approximately $34.0 million with interest rates ranging between 1.4 percent to 1.8 percent per annum.

Three and Six Months Ended September 30, 1998 and 1999

      The following table sets forth the percentage of net sales represented by consolidated statements of operations data for the periods indicated:

                                   Three Months Ended     Six Months Ended
                                     September 30,          September 30,
                                   ---------------------  -------------------
                                     1998        1999       1998       1999
                                   ---------   ---------  --------   --------
Net sales.........................     100.0 %    100.0 %    100.0 %    100.0 %
Cost of sales.....................      81.8       54.9       62.4       56.3
                                   ---------   --------   --------   --------
  Gross profit....................      18.2       45.1       37.6       43.7
                                   ---------   --------   --------   --------
Operating expenses:
  Research and development........      23.6       11.0       16.0       12.8
  Selling, general and
   administrative.................      65.1       30.3       40.5       34.9
  In-process research and
   development of acquired
   businesses and product line....      31.2        9.8       12.6        5.9
  Restructuring charge............      15.4         --        5.2         --
                                   ---------   --------   --------   --------
    Total operating expenses......     135.3       51.1       74.3       53.6
                                   ---------   --------   --------   --------
    Operating income (loss).......    (117.1)      (6.0)     (36.7)      (9.9)
Other income, net.................       6.0        0.7        2.6        0.4
                                   ---------   --------   --------   --------
Income (loss) before provision
 (benefit) for income taxes.......    (111.1)      (5.3)     (34.1)      (9.5)
Provision (benefit) for income
 taxes............................     (36.3)       1.5      (10.6)      (1.2)
                                   ---------   --------   --------   --------
Net income (loss).................     (74.8)%     (6.8)%    (23.5)%     (8.3)%
                                   =========   ========   ========   ========

Results of Operations

      Net Sales. Net sales increased 115.3 percent from $18.9 million for the three months ended September 30, 1998, to $40.7 million for the three months ended September 30, 1999. Net sales increased 20.3 percent from $56.3 million for the six months ended September 30, 1998 to $67.8 million for the six months ended September 30, 1999. The increase in net sales for the three and six months ended September 30, 1999 is due to increased demand for our products as capital expenditures of semiconductor manufacturers have increased to add capacity.

      International sales have increased in terms of dollars of net sales but decreased as a percent of net sales for the six months ended September 30, 1999 compared to the six months ended September 30, 1998. This is partly due to the influence of the acquisition of HDI in August 1998 which sells primarily to OEMs in the United States. International sales by region for the six months ended September 30, 1998 and 1999, are summarized as follows:

                        Six Months Ended September  Six Months Ended September
                                 30, 1998                    30, 1999
                        --------------------------- ---------------------------
     Geographic           Net Sales   Percentage of   Net Sales   Percentage of
       Region           (in millions)   Net Sales   (in millions)   Net Sales
     ----------         ------------- ------------- ------------- -------------
     Taiwan............     $23.1         41.0%         $20.9         30.8%
     Japan.............       6.6         11.7           10.8         15.9
     Singapore.........       1.5          2.7            4.3          6.4
     Europe............       3.0          5.3            2.2          3.2
                            -----         ----          -----         ----
                            $34.2         60.7%         $38.2         56.3%
                            =====         ====          =====         ====

Our results of operations have not been adversely affected by currency exchange rates because we have invoiced substantially all of our international sales in United States dollars. However, there can be no assurance that our results of operations will not be adversely affected by such fluctuations in the future.

      We have experienced cancellations and delays of orders in the past, particularly during fiscal year 1999, while the industry was undergoing a significant downturn. During the six months ended September 30, 1999, cancellation and delays were not significant. Given the cyclical nature of the semiconductor industry, we can give no assurance that there will not be future cancellations or delays in orders.

      Gross Margin. Gross margin increased from 18.2 percent of net sales for the three months ended September 30, 1998, to 45.1 percent of net sales for the three months ended September 30, 1999. Gross margin increased from 37.6 percent of net sales for the six months ended September 30, 1998 to 43.7 percent of net sales for the six months ended September 30, 1999. The primary contributor to the increase in the gross margin for the three and six months ended September 30, 1999 was the increase in net sales without increasing indirect manufacturing costs at the rate net sales increased. Gross margin also improved as a result of the impact of cost reduction efforts we undertook during the past year, offset somewhat by lower gross margins in our robotics products added to our portfolio of products by the acquisition of HDI in August 1998. It remains our goal to improve gross margins as a percentage of net sales in the future through reduction of direct manufacturing costs and increase the leverage of the indirect manufacturing through higher net sales.

      Research and Development. Research and development expenses were $4.5 million for the three months ended September 30, 1998 and 1999. Research and development expenses decreased 3.4 percent from $9.0 million for the six months ended September 30, 1998, to $8.7 million for the six months ended
September 30, 1999. The dollar decrease for the six months ended September 30, 1999 from the six months ended September 30, 1998 is because of our cost reduction efforts in response to a sharp decline in sales. Research and development expenses decreased as a percentage of net sales from 23.6 percent for the three months ended September 30, 1998 to 10.9 percent for the three months ended September 30, 1999 and decreased as a percentage of net sales from
16.0 percent for the six months ended September 30, 1998 to 12.8 percent for the six months ended September 30, 1999. The decrease in research and development expenses as a percentage of net sales for the comparative three and six month periods is due primarily to the increase in our net sales. We expect that our research and development expenses may increase in future periods, but will fluctuate as a percentage of net sales.

      Selling, General and Administrative. Selling, general and administrative expenses were $12.3 million for the three months ended September 30, 1998 and 1999. Selling, general, and administrative expenses increased 3.7 percent from $22.8 million for the six months ended September 30, 1998, to $23.7 million for the six months ended September 30, 1999. Selling, general and administrative expenses have increased because of the impact of the acquisition of HDI in August 1998, staffing additions in response to the increase in our sales and higher commission expenses related to our increase in net sales. The decrease in selling, general and administrative expenses as a percentage of net sales is due primarily to the increase in net sales in both the three and six month comparative periods. We expect that selling, general and administrative expenses may increase in future periods, although the spending may vary as a percentage of net sales.

      In-process Research and Development of Acquired Businesses and Product Line. In April 1998, we completed the acquisition of the FluoroTrac product line from Fluoroware. The transaction was completed in the three months ended June 30, 1998. In connection with the acquisition of FluoroTrac, we recorded a write-off of $1.2 million of in-process research and development for the three months ended June 30, 1998. The remaining excess cost of purchase price over net assets acquired, approximately $0.3 million, is being amortized over periods of three to five years.

      In July 1998, we acquired HDI using the purchase method of accounting. In connection with the acquisition of HDI, we recorded a write-off of $5.9 million of in-process research and development costs for the three months ended September 30, 1998. In addition, approximately $18.4 million of the purchase price in excess of the value of net liabilities we assumed were allocated to various intangible assets, which are being amortized over periods of four to fourteen years, with a dollar average life of ten years. For the three months ended September 30, 1999, a charge for amortization relating to these intangibles, approximately $0.6 million, was included in our selling, general and administrative expenses.

      In August 1999, we acquired PAT using the purchase method of accounting. In connection with the acquisition of PAT, we recorded a write off of $4.0 million of purchased in-process research and development costs for the three months ended September 30, 1999. In addition, approximately $0.6 million of the purchase price in excess of the value of the net liabilities we assumed were allocated to goodwill, which is being amortized over five years. The purchased in-process research and development and goodwill do not result in a tax benefit.

      Restructuring Charge. For the three months ended September 30, 1998, in response to the reductions in capital spending by semiconductor manufacturers, we undertook a formal plan to lower our cost structure and reorganize to more effectively manufacture, market and sell our portfolio of products and value added services. The restructuring effort consisted of the closure of two of our facilities in the United States during the three months ended December 31, 1998 and the closure and downsizing of certain facilities in Europe for the three months ended March 31, 1999. In addition, management of the software product line was streamlined eliminating one level of management and administrative activities, which were deemed redundant.

      Other Income, Net. Other income, net, includes interest income, interest expense, foreign exchange gain and loss, which has not been material, and royalty income. Other income, net, decreased from $1.1 million for the three months ended September 30, 1998 to $0.3 million for the three months ended September 30, 1999. Other income, net, decreased from $1.5 million for the six months ended September 30, 1998 to $0.3 million for the six months ended September 30, 1999. Our average cash, cash equivalents and short-term investments balance for the six months ended September 30, 1998 was approximately $67.0 million compared to $33.2 million for the six months ended September 30, 1999. Our average current and long-term debt balance was $5.8 million for the six months ended September 30, 1998, while we had no debt outstanding for the six months ended September 30, 1999.

      Provision (Benefit) for Income Taxes. We reported a benefit for income taxes of $6.9 million and a provision for income taxes of $0.6 million for the three months ended September 30, 1998 and 1999, respectively. For the six months ended September 30, 1998 and 1999, we reported a benefit for income taxes of $6.0 million and $0.8 million, respectively. The effective income tax rates for the three and six months ended September 30, 1998 were impacted by the acquisition of PST. The annual effective tax rates and benefits recorded for the three and six months ended September 30, 1998 do not recognize the full deferred benefits of the utilization of net operating losses of PST because there was uncertainty as to PST's ability to generate future taxable income. Absent the restatement of earnings to reflect the pooling of interests related to PST for the three and six months ended September 30, 1998, our effective tax rate would have been 34.0 percent. The provision for income taxes for the three months ended September 30, 1999 reflects the non-deductible charge of $4.0 million related to the acquisition of PAT in August 1999. The annual estimated effective tax rate and benefit recorded for the six months ended September 30, 1999, reflect the nondeductible charge of $4.0 million related to the acquisition of PAT in August 1999. Additionally, the benefit for income taxes was impacted by foreign income and withholding taxes in excess of the statutory rates, the lack of Foreign Sales Corporation benefit due to net operating losses for the six months ended September 30, 1999 and limitations on state net operating loss carryforwards.

Fiscal Years Ended March 31, 1997, 1998 and 1999

      The following table sets forth the percentage of net sales represented by certain consolidated statements of operations data for the periods indicated:

                                             Fiscal Year Ended March 31,
                                            ---------------------------------
                                              1997        1998        1999
                                            ---------   ---------   ---------
Net sales.................................      100.0 %     100.0 %     100.0 %
Cost of sales.............................       60.1        56.2        64.4
                                            ---------   ---------   ---------
  Gross profit............................       39.9        43.8        35.6
                                            ---------   ---------   ---------
Operating expenses:
  Research and development................        7.5         9.1        19.4
  Selling, general and administrative.....       20.6        20.6        45.0
  In-process research and development of
   acquired businesses and product line...        0.9          --         7.7
  Restructuring charge....................         --          --         6.0
                                            ---------   ---------   ---------
  Total operating expenses................       29.0        29.7        78.1
                                            ---------   ---------   ---------
  Operating income (loss).................       10.9        14.1       (42.5)
Other income (expense), net...............        0.4         1.0         1.9
                                            ---------   ---------   ---------
Income (loss) from continuing operations
 before provision (benefit) for income
 taxes....................................       11.3        15.1       (40.6)
Provision (benefit) for income taxes......        4.7         5.6       (11.6)
                                            ---------   ---------   ---------
Income (loss) from continuing
 operations...............................        6.6         9.5       (29.0)
                                            ---------   ---------   ---------
Loss from operations of Asyst Automation,
 Inc., net of applicable income taxes.....       (4.0)         --          --
Loss on closure of Asyst Automation, Inc.,
 net of applicable income taxes...........       (5.6)       (1.0)         --
                                            ---------   ---------   ---------
Net income (loss).........................       (3.0)%       8.5 %     (29.0)%
                                            =========   =========   =========

      Net Sales. Net sales in the year ended March 31, 1999 decreased by 49.0 percent to $92.9 million from $182.3 million for the year ended March 31, 1998. Net sales for the year ended March 31, 1997 were approximately $152.3 million. The decrease in sales was consistent across all of our products. Both the OEM channel and direct fabrication end user channel were impacted by the worldwide reduction in capital spending of the major semiconductor manufacturers. Net sales would have been approximately $6.3 million less had we not acquired the FluoroTrac product line and HDI for the fiscal year ended March 31, 1999.

      For the three months ended March 31, 1999, our ending backlog was greater than our net sales for that quarter. We can give no assurance that orders may not be cancelled in the future.

      International sales, including the local revenues recorded at the foreign locations, were as follows, dollars in millions:

                                         Fiscal Year Ended March 31,
                             ---------------------------------------------------
                                   1997             1998              1999
                             ---------------- ----------------- ----------------
                               $   % of Sales   $    % of Sales   $   % of Sales
                             ----- ---------- ------ ---------- ----- ----------
Taiwan...................... $48.8    32.1%   $ 79.3    43.5%   $31.1    33.5%
Singapore...................   9.4     6.2      13.6     7.5      3.4     3.7
Thailand....................   6.6     4.3        --      --       --      --
Korea.......................   6.1     4.0        --      --      0.5     0.5
Japan.......................  10.3     6.7      15.9     8.7      8.1     8.7
Other.......................    .4     0.3       0.5     0.3      0.3     0.3
                             -----    ----    ------    ----    -----    ----
  Total Asia................  81.6    53.6     109.3    60.0     43.4    46.7
Europe......................   5.1     3.3       6.5     3.5      4.1     4.4
                             -----    ----    ------    ----    -----    ----
  Total International....... $86.7    56.9%   $115.8    63.5%   $47.5    51.1%
                             =====    ====    ======    ====    =====    ====

      Direct sales to international customers remain a substantial portion of our sales. During fiscal year 1999, international sales as a percent of net sales decreased to 51.0 percent from 63.0 percent of net sales in fiscal year 1998. The drop in international net sales as a percent of net sales resulted in part due to the acquisition of HDI on July 31, 1998, as HDI had a lower percentage of sales than Asyst. International net sales of robots, the primary product of HDI, represented less than 10 percent of the $6.3 million of our robot sales during fiscal year 1999. In addition, in fiscal year 1999, we experienced a sharp decline in our Asia foundry sales in response to the slowdown in worldwide demand for semiconductors. For example, our largest customer in fiscal year 1998 reduced its purchases of our products from $53.0 million to just $6.3 million in fiscal year 1999, representing our second largest customer. In fiscal year 1999, our largest customer purchased
$10.3 million of products. The largest customers as measured in net sales, in the fiscal years 1997, 1998 and 1999, were Asia based foundries.

      The net sales by product or service categories comprising our net sales, were as follows:

                                                        Fiscal Year Ended March
                                                                  31,
                                                       -------------------------
                                                         1997     1998    1999
                                                       -------- -------- -------
                                                            (in thousands)
SMIF Systems.......................................... $118,647 $145,702 $66,609
NON-SMIF Systems......................................   14,783   16,827   8,794
SMART Traveler Systems................................   11,145   14,533   6,227
Robotics..............................................       --       --   6,323
Services and other....................................    7,728    5,228   4,995
                                                       -------- -------- -------
  Total............................................... $152,303 $182,290 $92,948
                                                       ======== ======== =======


      Gross Margin. Our gross margin was 39.9 percent of net sales in fiscal year 1997, 43.8 percent of net sales in fiscal year 1998, and 35.6 percent of net sales in fiscal year 1999. The decrease in the gross margin in fiscal year 1999 resulted because of the 49.0 percent drop in net sales from fiscal year 1998 and our inability to reduce our manufacturing overhead to compensate for the lower revenues. We also increased our inventory reserves by $2.3 million during the fiscal year ended March 31, 1999. In addition, significant orders were received and shipped near the end of each quarter requiring higher levels of overtime by our employees. Competition continued to put pressure on our gross margin in spite of continuing efforts to reduce costs through design changes and manufacturing overhead reductions process improvements. In fiscal year 1998, our gross margin was benefited by record net revenues and changes in our product mix. Our load port product line, or LPP, which has a higher gross margin than its other products, increased from
19.9 percent of net sales in fiscal 1997 to 43.7 percent of net sales in fiscal 1998. The gross margin on the LPP line in fiscal 1998 improved over the gross margin in fiscal 1997 because of design improvements directed at reducing manufacturing costs. We expect our gross margin to improve and return to historical levels as net sales increase to those achieved in fiscal years 1997 and 1998. During fiscal year 1999, we operated a single shift in our manufacturing operations. Given the level of net sales, we were only using about 60 percent of our manufacturing capacity during that shift. We expect our gross margin to continue to fluctuate because of pricing pressures from:

    .  competition;

    .  changes in product mix;

    .  the rate of change in net sales;

    .  changes in sales activities; and

    . customer demands for shorter lead times and the introduction of new products.

      Research and Development. Research and development expenses were $11.4 million, $16.6 million and $18.0 million for the years ended March 31, 1997, 1998 and 1999, respectively, representing 7.5 percent, 9.1 percent and 19.4 percent of net sales in those years. The increase in research and development expenses in fiscal year 1999, was due to increased spending for our new 300mm products, the acquisition of HDI and continuing enhancements and additions to its 200mm product line due to the transition to 300mm facilities by the semiconductor industry. Research and development expenses consist of salaries, project materials and other expenses related to our commitment to ongoing product development efforts. We capitalize certain legal cost related to its patents. To date, we have not capitalized costs associated with software development because the costs incurred to date that are eligible for capitalization have not been material. We expect our research and development activities and related expenditures to increase in future periods.

      Selling, General and Administrative. Selling, general and administrative expenses were $31.4 million or 20.6 percent of net sales, $37.7 million or 20.6 percent of net sales, and $41.9 million or 45.0 percent of net sales for the year ended March 31, 1997, 1998 and 1999, respectively. Selling and marketing expenses were $11.7 million or 7.7 percent of net sales, $14.1 million or 7.7 percent of net sales, and $14.7 million or 15.8 percent of net sales for the same periods. The growth in selling and marketing expenses in fiscal year 1998 and 1999 is the result of our increased global presence and the development of new customer relationships presented by the emerging 300mm technology. The growth in selling and marketing expenses in fiscal year 1999 resulted primarily from the acquisition of the FluoroTrac product line and HDI.

      General and administrative expenses were $19.7 million or 12.9 percent of net sales, $23.6 million or 13.0 percent of net sales, and $27.2 million or
29.2 percent of net sales for fiscal years 1997, 1998 and 1999, respectively. In fiscal year 1999, general and administrative expenses increased $3.5 million over the prior year even though net sales decreased 49.0 percent, due largely to the acquisition of the FluoroTrac product line and HDI. We incurred goodwill amortization related to the two acquisitions of approximately $1.7 million.

      Other general and administrative expenses related to the acquisitions of the FluoroTrac product line and HDI added another $1.9 million in the year ended March 31, 1999. In addition, we incurred an additional $4.3 million of legal expenses in connection with our patent infringement lawsuit that we incurred in the prior year. We believe we will incur substantially lower legal fees in connection with this lawsuit during the year ending March 31, 2000. These increases in general and administrative expenses were offset by $2.0 million of expenses charged to our warranty reserves for warranty labor in fiscal year 1999. In prior years, expenses related to warranty activities were charged to general and administrative expenses. In response to the 49.0 percent reduction in net sales, we reduced general and administrative expenses by an additional $2.9 million.

      Restructuring Charge. In the year ended March 31, 1999, we underwent significant restructuring of our operations to reduce our cost structure in response to the 49.0 percent reduction in net sales. We restructured activities in Japan and Europe to reposition our activities to compete more effectively. In addition, we repositioned our product offerings to eliminate low gross margin products or software services that have high risks of failure. The following table summarizes restructuring charges by geographic region:

                                                    Cash outlays  Ending Accrual
                                                      through         as of
                                          Expensed March 31, 1999 March 31, 1999
                                          -------- -------------- --------------
                                                      (in thousands)
     Europe
       Severance.........................  $1,732      $1,050         $  682
       Facilities........................     336         235            101
       Other.............................     437         130            307
     Japan
       Severance.........................     150          75             75
       Other.............................      35          --             35
     United States
       Severance.........................     700         500            200
       Facilities........................     550         300            250
       Other.............................   1,002         102            900
     Non-cash............................     600         n/a            n/a
                                           ------      ------         ------
       Total.............................  $5,542      $2,392         $2,550
                                           ======      ======         ======

These restructurings resulted in the termination of the employment of 110 U.S. employees and 30 international employees. Management had formal plans for each of the activities undertaken and all affected employees were notified of the actions. Other costs include expenses incurred for consultants and legal services, equipment or service buy-out cost and any estimated incremental costs associated with the closure of facilities or completion of other contractual obligations.

      In-process Research and Development of Acquired Businesses and Product Line. During the year ended March 31, 1999, we completed the acquisition of the FluoroTrac product line and HDI. We acquired HDI using the purchase method of accounting during the three months ended September 30, 1998. In connection with the purchase price allocation related to the FluoroTrac product line and HDI, we recorded write-offs of approximately $1.2 and $5.9 million, respectively, of in-process research and development costs in the three months ended June 30, 1998 and September 30, 1998, respectively. The decision to write-off these costs was primarily due to the fact that the acquired in-process research and development related to the FluoroTrac product line and HDI had not yet reached technological feasibility and had no perceived alternative future uses. This technology is still being developed. Additionally, in November 1996, we completed the acquisition of Radiance Systems, Inc., which was accounted for using the purchase method of accounting. In connection with the purchase price allocation, we recorded a write-off of $1.3 million of in-process research and development in the three months ended December 31, 1996, as the acquired in-process research and development had not yet reached technological feasibility and had no perceived alternative future uses.

      Other Income (expense), Net. Other income (expense), net includes interest income, interest expense, foreign exchange gain and loss, which has not been material, and royalty income. The primary components are interest income and royalties. In fiscal year 1997, other income (expense), net was less than 1.0 percent of net sales. In fiscal year 1998, other income (expense), net increased to 1.0 percent of net sales primarily because of the increase in interest income on our significantly higher cash position throughout the year. The improved cash and short-term investment position was the result of improved receivable collection and a private placement of 1,000,000 shares of our common stock in September 1997. In fiscal year 1999, other income (expense), net was
1.9 percent of net sales. The increase as a percentage of net sales was due largely to the 49.0 percent decrease in net sales in 1999.

      Provision (Benefit) for Income Taxes. In fiscal years 1997, 1998 and 1999 the effective tax rates were 42 percent, 37 percent and 29 percent, respectively. In fiscal year 1999, we experienced a net operating loss, which generated a tax benefit of approximately $10.8 million. The benefit for income taxes was impacted by foreign income and withholding taxes in excess of the statutory rates, the lack of Foreign Sales Corporation benefit due to net operating losses during the current year and limitations on State net operating loss carryforwards. We have recorded a deferred tax asset of approximately $19.1 million, of which $10.8 million relates to net operating losses and tax credits generated during the current year. We will be able to realize in cash approximately $5.0 million of the deferred tax asset immediately following the filing of carryback claims with Federal and various State taxing authorities, which will be completed in the near future. Realization of the remaining deferred tax asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. Although the deferred tax asset is considered realizable, actual amounts could be reduced if sufficient future taxable income is not achieved. In fiscal 1998, we were able to recognize certain tax benefits related to Foreign Sales Corporation benefit and tax exempt income. The effective rate in fiscal 1997 was impacted by the write-off of the in-process research and development expenses related to the acquisition of Radiance Systems.

      Our provision for income taxes differs from the expected tax expense (benefit) amount by applying the statutory Federal income tax rate of 35 percent to income (loss) before income taxes as a result of state income taxes, permanent items and the application of the valuation allowance associated with the deferred tax assets generated by PST acquisition.

      Prior to the acquisition of PST, PST provided a valuation allowance to offset the deferred tax asset in the amount of $3.1 million due to uncertainties regarding the future realization of net operating loss carryforwards and other deferred tax assets. As of March 31, 1999, PST had Federal net operating loss carryforwards of approximately $5.3 million, which will expire beginning in fiscal 2012. The utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" and consolidated loss provisions of the Internal Revenue Code. Subsequent to the acquisition, PST will be included in our consolidated income tax return.

      Discontinued Operations. In January 1997, we adopted a formal plan to close Asyst Automation Inc. by the end of September 1997, which was accounted for in the three months ended December 31, 1996. In December 1997, it was determined that an additional reserve of $1.8 million, net of a tax benefit of $1.0 million, was necessary. All of the amounts reserved in connection with the closure of Asyst Automation have been used as of March 31, 1999. In September 1997, we entered into an asset purchase agreement with PAT, pursuant to which we sold to PAT, a related party, some intellectual property rights and office equipment which were owned or licensed by Asyst Automation.

Selected Quarterly Financial Data

      The following table presents unaudited consolidated quarterly financial information for each of the six quarters ended September 30, 1999. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements incorporated by reference in this registration statement and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results of operations set forth herein. Significant fluctuations have occurred in the results of operations for each of the three months ended September 30, 1998, June 30, 1999 and September 30, 1999, principally due to the conditions discussed in the preceding sections. Due to the decrease in our sales volume in fiscal 1999 that resulted from world-wide reductions in capital spending of the major semiconductor manufacturers, we were unable to reach economies of scale needed to reduce overhead and other spending to be consistent with the rates associated with the larger sales volume that we experienced during comparable quarters in the prior fiscal year. As our quarterly results have been subject to fluctuation in the past, the operating results for any quarter are not necessarily indicative of results for any future period. The first three quarters of our fiscal year end on a Saturday, and thus the actual date of the quarter-end is usually different from the month-end dates used throughout this registration statement.

                                        Fiscal Quarter Ended
                          -----------------------------------------------------
                           Jun.              Dec.               Jun.     Sept.
                            30,   Sep. 30,    31,    Mar. 31,    30,      30,
                           1998     1998     1998      1999     1999     1999
                          ------- --------  -------  --------  -------  -------
                                           (in thousands)
Net sales...............  $37,441 $ 18,900  $17,911  $ 18,695  $27,086  $40,696
Cost of sales...........   19,724   15,450   11,577    13,143   15,840   22,327
                          ------- --------  -------  --------  -------  -------
  Gross profit..........   17,717    3,450    6,334     5,552   11,246   18,369
Operating expenses:
  Research and
   development..........    4,540    4,459    4,523     4,505    4,235    4,456
  Selling, general and
   administrative.......   10,545   12,297   10,409     8,608   11,342   12,343
  In-process research
   and development of
   acquired businesses
   and product line.....    1,200    5,900      --        --       --     4,000
  Restructuring charge..      --     2,922      --      2,620      --       --
                          ------- --------  -------  --------  -------  -------
  Total operating
   expenses.............   16,285   25,578   14,932    15,733   15,577   20,799
                          ------- --------  -------  --------  -------  -------
  Operating income
   (loss) ..............    1,432  (22,128)  (8,598)  (10,181)  (4,331)  (2,430)
Other income (expense),
 net....................      355    1,131      361      (110)     (14)     299
                          ------- --------  -------  --------  -------  -------
Income (loss) before
 income taxes...........    1,787  (20,997)  (8,237)  (10,291)  (4,345)  (2,131)
Provision (benefit) for
 income taxes...........      887   (6,858)  (2,042)   (2,794)  (1,477)     635
                          ------- --------  -------  --------  -------  -------
Net income (loss).......  $   900 $(14,139) $(6,195) $ (7,497) $(2,868) $(2,766)
                          ======= ========  =======  ========  =======  =======
Basic earnings (loss)
 per share..............  $  0.07 $  (1.20) $ (0.54) $  (0.65) $ (0.23) $ (0.22)
                          ======= ========  =======  ========  =======  =======
Shares used in basic per
 share calculation......   12,148   11,746   11,455    11,602   12,228   12,828
                          ======= ========  =======  ========  =======  =======
Diluted earnings (loss)
 per share..............  $  0.07 $  (1.20) $ (0.54) $  (0.65) $ (0.23) $ (0.22)
                          ======= ========  =======  ========  =======  =======
Shares used in diluted
 per share calculation..   12,761   11,746   11,455    11,602   12,228   12,828
                          ======= ========  =======  ========  =======  =======

Liquidity and Capital Resources

      Since inception, we have funded our operations primarily through the sale of equity securities and public stock offerings, customer pre-payments, bank borrowings and cash generated by our operations. As of September 30, 1999, we had approximately $30.7 million in cash, cash equivalents and short-term investments and approximately $80.6 million of working capital. In June 1998, our Board of Directors authorized a stock repurchase program to repurchase up to 2,000,000 shares of our common stock. In May 1999, we announced the cancellation of the repurchase program and subsequently completed a sale of 625,000 shares of our common stock to eight institutional investors. At the time of the cancellation, we had repurchased a total of 865,800 shares of common stock at an aggregate cost of approximately $11.5 million. The sale was priced at $18.00 per share and generated proceeds of approximately $11.3 million. The purpose of this transaction was to remove the tainted shares of common stock to obtain pooling-of-interests accounting treatment for the acquisition of PST. Additionally, during the third and fourth quarters of fiscal 1999 and the first quarter of fiscal 2000, we reissued the remaining 240,800 shares of acquired common stock in connection with our employee stock programs, which generated net proceeds of approximately $3.2 million. The proceeds from the recent capital stock transactions will be used for general corporate purposes.

      Under two separate working lines of credit agreements with a bank, PST was able to borrow up to $7.0 million conditioned upon meeting certain financial covenants. In June 1999, in conjunction with the acquisition of PST, all borrowings against the line of credit agreements were repaid. Subsequently, the line of credit agreements expired and in light of our working capital position and in efforts to reduce overhead costs, we decided not to renew the line of credit agreements.

      In September 1999, we entered into an alliance with MECS to sell our products and provide local customer support in the Japanese market. In October 1999, we purchased approximately 9 2/3 percent of the common stock of MECS in exchange for approximately $1.5 million. We also have an option to purchase at least 66 2/3 percent of the common stock of MECS once MECS meets various operating performance levels and disposes of its non-core subsidiaries. If we were to acquire 66 2/3 percent of the common stock of MECS, then we will spend approximately $8.4 million. If we were to acquire 100 percent of the common stock of MECS, then we will spend approximately $13.4 million. As of March 31, 1999, MECS had long-term debt and bonds, including the current portions, totaling approximately $34.0 million with interest rates ranging between 1.4 percent to 1.8 percent per annum.

      The nature of the semiconductor industry, combined with the current economic environment, makes it very difficult for us to predict future liquidity requirements with certainty. We believe that our existing cash and cash equivalents, cash generated from operations and existing sources of working capital will be adequate to finance our operations through March 31, 2000.

Year 2000 Compliance Initiative

      What is commonly referred to as the Year 2000 issue arises because many computer systems use only two digits to represent the year portion of a date. As a result, these systems may fail to properly calculate dates and date-related computations at, around or after January 1, 2000, resulting in erroneous results or system failures.

      In conjunction with third-party expert consultants, we have launched a comprehensive program to assess and address our potential exposures. The program is substantially complete with the exception of PST as noted below.

      With respect to our internal business systems, we are working with the third party vendors of such systems to ensure that Year 2000 compliance either exists today or will be achieved through vendor supplied upgrades in a timely manner. Our principal enterprise resource planning system has been certified Year 2000 compliant by its manufacturer and has passed in-house compliance testing. We believe that except for a systematic failure outside our control, such as a prolonged loss of electrical power or telephone service, Year 2000 problems of these third parties will not have a material impact on operations.

      Our products have been, and will continue to be, evaluated for Year 2000 compliance. Many products have been found to be compliant today and others have been found to require modest modification to be compliant. Programs are in place and are being further developed to complete such modifications, for both future shipments and in the customer installed base.

      Also being assessed is the potential impact on Asyst of non-compliance by suppliers, subcontractors, business partners and customers. As part of that assessment, we have requested, in writing, assurances from these third parties that they are Year 2000 compliant. Some of these third parties have indicated that they are Year 2000 compliant. Others are still in the process of their own compliance reviews. If we identify that a third party has a material Year 2000 compliance issue, we will work with the third party to resolve the issue or identify another supplier or service provider that is Year 2000 compliant.

      With the acquisition of PST in June 1999, additional products and systems must be integrated into our Year 2000 compliance program. These efforts are still underway but we expect to complete the necessary elements of the program prior to December 31, 1999.

      Our total incremental cost of assessing and remediating our systems and product Year 2000 issues is estimated to be between $0.5 million and $1.0 million. Approximately $0.2 million has been spent as of March 31, 1999, with between $0.2 million and $0.4 million in capital expenditures planned for the first nine months of fiscal year 2000.

      While we are engaged in an ongoing Year 2000 assessment, we have not developed any contingency plans at this time. The completion of the ongoing assessment will include a determination of the need for, and nature and extent of any contingency plans.

Quantitative and Qualitative Disclosures About Market Risk

      Although we operate and sell products in various global markets, substantially all sales are denominated in the U.S. dollar therefore reducing the foreign currency risk. To date, the foreign currency transactions and exposure to exchange rate volatility have not been significant. We cannot anticipate with certainty the effect of inflation on our operations. To date, inflation has not had a material impact on our net sales or results of operations; however, with the industry's upturn currently underway, labor markets are tightening thus putting upward pressure on current labor costs. Our exposure to market risk for changes in interest rates relate primarily to the investment portfolio. Our investment portfolio consists of short-term, fixed income securities and by policy is limited by the amount of credit exposure to any one issuer. The market value of fixed rate securities are adversely affected by increases in interest rates. To date, the change in interest rate markets has not had a material impact on our results of operations or the market value of our investments. There can be no assurance that foreign currency risk, inflation or interest rate risk will not have a material impact on our financial position, results of operations or cash flow in the future.

                                    BUSINESS

Overview

      We are the leading provider of SMIF-based minienvironment and manufacturing automation systems that enable semiconductor manufacturers to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacturing of ICs. We offer a broad range of products that enable us to provide semiconductor manufacturers and OEMs with automated solutions for the transfer of wafers and information between the process equipment and the rest of the facility. We are the only supplier with expertise in what we believe are the key elements required to provide the semiconductor manufacturing industry with integrated facility automation solutions. We provide facility automation solutions in the areas of isolation systems, work-in-process materials management, substrate-handling robotics, automated transport and loading systems, and connectivity automation software.

      Currently, we believe we offer the most comprehensive product line addressing the needs of the portal automation market. Portal automation systems use a standard interface to transfer wafers and information between the process equipment minienvironment and pods. We believe we are uniquely positioned to provide OEMs with a comprehensive solution for automation-enabling process equipment front ends.

      We believe that semiconductor manufacturers are able to obtain a higher level of productivity from their equipment by integrating our products into the semiconductor manufacturing process. Our products protect valuable wafers throughout the manufacturing process by providing semiconductor manufacturers with efficient contamination control, wafer level identification, and tracking and logistics management.

Industry Background

      Advances in electronics technology have resulted in the development of increasingly sophisticated ICs based on submicron geometries and complex manufacturing processes. Modern IC design and verification techniques have enabled semiconductor companies to rapidly design and manufacture semi-custom and custom products addressing specific customer requirements. Thus, in addition to producing high volumes of a limited number of standard products, many large semiconductor manufacturing facilities produce varying volumes of a wide range of products and are required to adapt readily to changing customer and market requirements.

      Semiconductor manufacturers face challenges in achieving and maintaining high production yields, improving utilization of expensive facilities and equipment and managing the logistics of increasingly complex semiconductor fabrication processes. In order to meet these challenges these manufacturers must improve their productivity and reduce their operating costs while continuing to invest in new technology.

      Semiconductor manufacturers are currently making, and are expected to continue to make, significant investments in manufacturing capacity through the construction of new 200mm wafer facilities and the upgrade of existing 150mm and 200mm wafer facilities. Additional investments are expected to occur as the industry transitions to 300mm wafer facilities. Dataquest, an independent research group, estimates that in 1999 semiconductor manufacturers will spend $14.6 billion on the construction of new 200mm wafer facilities and upgrades to existing 150mm and 200mm wafer facilities and that this spending will grow to $30.0 billion in 2002. This represents a compound annual growth rate of 27 percent. Dataquest also estimates that spending on 300mm wafer facilities will grow from $530 million in 1999 to $3.3 billion in 2002, representing a compound annual growth rate of 84 percent.

      Semiconductor manufacturers are seeking to improve the production yields of their facilities by utilizing minienvironment technology and manufacturing automation systems to minimize wafer mishandling, misprocessing and contamination. Minienvironment technology focuses on control of the environment in the immediate vicinity of the in-process wafers and the processing equipment. Minienvironment systems consist of enclosures with engineered airflows that encapsulate process equipment, pods that hold wafers and robotics systems that transfer wafers into and out of process equipment through a portal. Manufacturing automation systems increase productivity by managing the flow of wafers throughout the production process and are segmented by function as follows:

    . Facility Automation Systems. These systems use robotics to manage the transportation of wafers throughout the facility as they move between process equipment, referred to as tools. Facility automation systems also provide work-in-process management systems that track and store wafers throughout the manufacturing process. These systems include overhead rail systems, automated storage and retrieval systems, hoist systems and system control software.

    . Portal Automation Systems. These systems use a standard interface, such as SMIF, to transfer wafers and information between the process equipment minienvironment and pods. The wafers are then transported, in pods, to storage systems or to other process equipment. An integrated portal automation system includes atmospheric robots, environmental control systems, integrated input/output interfaces, automated identification and tracking systems, pods and connectivity automation software.

    . Tool-centric Automation Systems. These systems manage the movement of wafers in the vacuum environment within the process equipment. Tool-centric automation systems include robots, wafer handling systems, environmental control software and thermal conditioning modules.

      A growing portion of the semiconductor capital equipment spending is attributable to manufacturing automation systems. Dataquest estimates that in 1999 semiconductor manufacturers will spend $906 million on manufacturing automation and control systems and that this will grow to $2.3 billion by 2002, representing a compound annual growth rate of 36 percent.

      The increased complexity of semiconductor manufacturing combined with the availability of more efficient processes is acting as a catalyst for significant investment in flexible and scalable solutions that meet customer requirements while improving manufacturer profitability. Semiconductor manufacturers are embracing integrated systems in order to avoid designing systems themselves and to secure consistent maintenance and standard operational interfaces. OEMs are purchasing integrated systems to allow them to focus on their core competency of process implementation. In addition, integrated solutions reduce the complexity of combining multiple systems and serve to optimize processes. The trend towards process productivity optimization places a premium on integrated automation systems.

The Asyst Solution

      We are the leading provider of SMIF-based minienvironment and manufacturing automation systems that enable semiconductor manufacturers to increase their manufacturing productivity and protect their investment in wafers. We offer a broad range of products that enable us to provide semiconductor manufacturers and OEMs with automated solutions for the transfer of wafers and information between the process equipment and the rest of the facility. Our products provide the following key benefits to semiconductor manufacturers:

      Comprehensive Solution. We are the only supplier with expertise in what we believe are the five key elements required to provide the semiconductor manufacturing industry with integrated facility automation solutions. We believe these elements are:

    .  isolation systems;

    .  work-in-process materials management;

    .  substrate-handling robotics;

    .  automated transport and loading systems; and

    .  connectivity automation software.

      Currently, we believe we offer the most comprehensive product line addressing the needs of the portal automation market. Our comprehensive product line allows semiconductor manufacturers to source their entire portal automation needs from one vendor. Our integrated solutions provide semiconductor manufacturers with several advantages, including standard maintenance and training, uniform user interface and single vendor accountability.

      Increased Productivity of the Manufacturing Process. We believe that semiconductor manufacturers are able to attain a higher level of productivity and performance from their equipment by integrating our products into their manufacturing process. In addition, our connectivity automation software provides semiconductor manufacturers with facility ready automation capabilities, resulting in faster implementation times and more efficient operational productivity. With automated transportation and loading solutions, yield loss associated with mishandling is reduced and the semiconductor manufacturer receives the benefit of timely wafer delivery, thereby realizing significantly improved equipment utilization and productivity over non-automated transport and equipment loading. Our products provide flexibility by allowing semiconductor manufacturers the ability to add capacity while minimizing disruption of ongoing production in the facility.

      Value Assurance Through Wafer Protection. Increasingly sophisticated ICs based on smaller geometries have resulted in an increase in the value of a container of wafers. Today, a container of wafers can be worth in excess of $500,000. Our isolation technology and robotics solutions provide semiconductor manufacturers with efficient contamination control throughout the semiconductor manufacturing process, effectively protecting valuable wafers from contamination. This improved environmental control allows semiconductor manufacturers to increase yields faster as well as attain higher eventual yields. Using our work-in-process materials management products and connectivity automation software, the IC manufacturer receives the benefits of wafer level identification, tracking and logistics management, as well as the ability to minimize yield loss associated with misprocessing.

Strategy

      We have achieved success in serving the 150mm and 200mm wafer markets by applying our extensive experience in isolation technology, material tracking and factory automation to enable highly efficient semiconductor manufacturing. Our strategy is to continue to build upon our success and further capitalize on the accelerating demand for our technology. The principal elements of our strategy are:

    . Capitalize on Demand for New 200mm Facilities and Existing Facility Upgrades. Increased demand for advanced ICs is fueling the construction of new 200mm facilities and upgrades of existing facilities. Semiconductor manufacturers are incorporating integrated SMIF-based automation systems in their facilities in order to optimize manufacturing productivity. We intend to continue to enhance our leadership position and our technical expertise in this market by developing increasingly efficient automation solutions for the 200mm market.

    . Focus on Portal Automation. Our portal automation solutions integrate atmospheric robots, environmental control systems, integrated input/output interfaces, auto identification and tracking systems, pods and connectivity automation software. Our portal automation solutions allow OEMs to improve productivity and decrease their total cost and time to market. We believe the increased rate of acceptance of SMIF and minienvironment solutions in 200mm facilities indicates that OEMs are more likely to adopt our more advanced tool portal automation systems. We believe that by leveraging our existing relationships with OEMs and semiconductor manufacturers we will be in a position to capitalize on the increasing demand for a standardized interface between the tool and the factory environment.

    . Increase Penetration of the Japanese Market. According to Dataquest, in 1999 Japan will account for 29 percent of worldwide semiconductor production. We believe Japanese semiconductor manufacturers will continue to build 200mm facilities, continue to upgrade existing facilities and begin to build 300mm facilities. As a result, we believe that a significant opportunity exists for our products in the Japanese market. We intend to augment our ability to directly supply our products to Japanese customers by increasing our local presence in Japan. In September 1999, we entered into an alliance with MECS, a Japanese engineering and robotics company that will increase our presence in Japan and give us the ability to provide local engineering support, which we believe is critical to gaining market share in Japan.

    .  Leverage Success in 200mm to Capitalize on the Transition to
       300mm. We have achieved market leadership in SMIF-based systems for the 200mm wafer market. We believe that new 300mm wafer facilities will incorporate portal automation using similar technology. We intend to leverage our success in 200mm manufacturing automation technology to capitalize on the 300mm market. Our experience in portal automation and SMIF technology provides us with a unique platform from which to transition our existing technology to 300mm wafer tools. Our 300mm products are currently being used in 300mm pilot lines.

    . Build on Strong End User Relationships to Increase Demand for our Products from OEMs. The demand for our products has been enhanced by the strong relationships we have developed with semiconductor manufacturers, the end users of our products. By working closely with these semiconductor manufacturers, we are able to better understand their specific process requirements and, in turn, educate them on the benefits of our products. Ultimately, this process encourages our end users to specify our products to OEMs as the preferred solution, thereby creating additional demand for our products.

Products

      Our products enable semiconductor manufacturers to increase yield and production efficiency. We offer products in the areas of isolation systems, work-in-process materials management, substrate-handling robotics, automated transport and loading systems, and connectivity automation software. We have incorporated the technologies from these areas to create our Plus-Portal System which we offer to OEMs.

Isolation Systems

      The Asyst-SMIF System is designed to provide a continuous, ultraclean environment for semiconductor wafers as they move through the manufacturing facility. Asyst-SMIF Systems can significantly reduce contamination by using minienvironments to protect the in-process wafers and processing equipment from exposure to contaminants caused by the human handling of cassettes and the migration of contaminants from elsewhere in the cleanroom.

      The Asyst-SMIF System consists of three main components:

    . SMIF-Pods, used for storage and transport of 200mm wafers, and front-opening unified pods, or FOUPs, used for storage and transportation of 300mm wafers;

    . SMIF-Enclosures, which provide custom minienvironment chambers built around processing equipment to reduce contamination; and

    . input/output systems including SMIF-Arms, SMIF-Indexers, SMIF-LPIs, SMIF-LPOs, SMIF-LPTs and related products, which transfer the wafers from the SMIF-Pod into the process tool or SMIF-Enclosure thereby preventing the mishandling of wafers. In addition to our standard Asyst-SMIF System products, we also offer our advanced SMIF-E System, which provides the capability to store, transport and transfer the product in a controlled environment to reduce contamination by water vapor, oxygen and airborne molecular contaminants.

      We also offer the Asyst-SMIF System for the handling and isolation of reticles, a template used to transfer the circuit pattern onto the wafer surface.

Work-in-Process Materials Management

      The Asyst SMART-Traveler System allows semiconductor manufacturers to reduce manufacturing errors by significantly decreasing the opportunities for operator-associated misprocessing during the production process. The Asyst SMART-Traveler System includes SMART-Tag, an electronic memory device that combines display, logic and communication technologies to provide information regarding the wafers inside the carrier, and the FluoroTrac Auto ID System, which uses a radio-frequency based identification tag that can be attached to or embedded into wafer carriers or storage boxes.

      The Asyst SMART-Traveler System also includes the SMART-Comm, a multiplexing and communication protocol converting device that increases operator and tool efficiency in semiconductor facilities by optimizing communications and minimizing hardware and software layers, and the SMART-Storage Manager, an interactive system built around a personal computer and a network of controllers and communication probes that provides work-in-process control and management of wafers in storage racks or automated stockers.

      Our substrate management systems, or sorters, are used to rearrange wafers and reticles between manufacturing processes without operator handling, which helps to increase a facility's yields. Sorters avoid the mishandling of wafers by enabling the tracking and verification of each wafer throughout the production process. Sorters also reduce scratches by automating the handling of wafers. Substrate management systems utilize our input/output systems, auto identification systems, robots, prealigners and minienvironment technology.

Substrate-Handling Robotics

      We offer comprehensive robotic wafer handling solutions to the semiconductor industry. Our products are incorporated by OEMs for use outside of the semiconductor process tool to move wafers up to 300mm in diameter between input/output systems and process stations. These products include robots specifically designed for atmospheric, harsh chemical or wet chemical process applications and prealigners used to orient the wafer. We also use our robots and prealigners in our Plus-Portal System and wafer sorter products.

      Our Axys robot family includes atmospheric robots used in metrology and other clean room tools and harsh chemical robots used in chemical mechanical polishing and plating processes. The Hine 4.3A robot family consists of atmospheric and harsh chemical robots used in chemical mechanical polishing tools to transport wafers through the entire processing sequence from input cassettes through multiple polishing stages, wafer cleaning steps and back to output cassettes. Our prealigners are used to locate the exact center of a wafer and to locate and orient a feature on the circumference of the wafer, important steps in processing wafers.

Automated Transport and Loading Systems

      Automated transport and loading systems move wafer containers into and out of tools and between process locations in semiconductor facilities. Our automated transport and loading systems employ a unique concept referred to as continuous flow. Competing systems use monorail vehicles or cars that can cause delays in the facility when a monorail vehicle is not available at the correct location to move material. Continuous flow transport, on the other hand, offers significant improvements in factory efficiency by eliminating the need for monorail vehicles to move wafers. Continuous flow transport loads SMIF-Pods or FOUPs asynchronously onto our system and conveys them to the vicinity of the next process location. Automated loading systems remove SMIF-Pods or FOUPs from the transport system and deliver them to the tool loadport. The result is more predictable wafer delivery times, which make process equipment loading more efficient.

Connectivity Automation Software

     Software services for equipment automation solutions provide improved material control, line yield and cycle time abilities, as well as increased overall equipment effectiveness. In addition to automating the processing of each wafer lot during the manufacturing cycle, the customizable software links directly to the facility host system, thereby providing users with the ability to pre-schedule material movement to specific process equipment. Our SMART-Fab suite of Windows NT-based products focuses on the unique requirements of the semiconductor facility. This suite includes SMART-Station, which uses workflow and distributed object technology to rapidly automate facility equipment. Other SMART-Fab products include SMART-Storage Manager and Global Lot Server. These products provide material staging, work-in-process materials management and global wafer lot location.

Plus-Portal System

     Our Plus-Portal System combines our expertise in isolation systems, work-in-process materials management, substrate handling robotics and connectivity automation software to provide a complete front end to a process tool. This system uses a standard interface, such as SMIF, to transfer wafers and information between the process equipment minienvironment and pods. The wafers are then transported, in pods, to storage systems or to other process equipment. An integrated portal automation system includes atmospheric robots, environmental control systems, integrated input/output interfaces, automated ID and tracking systems, pods and connectivity automation software.

                            Asyst Plus-Portal System

                                   [GRAPHIC]

Customers

     Historically, our customers have primarily been semiconductor manufacturers who are either building new manufacturing facilities or upgrading existing facilities. Semiconductor manufacturers represent over 60 percent of our net sales. We expect that semiconductor manufacturers will continue to represent a majority of our net sales because of the high number of 150mm and 200mm upgrade projects anticipated during the next several years. As the industry migrates to 300mm wafer facilities, we expect that a majority of our net sales will shift from semiconductor manufacturers to OEMs. We believe that our historical relationships with semiconductor manufacturers, coupled with our existing relationship with OEMs, will encourage OEMs to design our products into their OEM's 300mm products.

      Our net sales to a particular semiconductor manufacturer customer are dependent on the number of facilities a semiconductor manufacturer is constructing and the number of facility upgrades a semiconductor manufacturer undertakes. As major projects are completed, the amount of sales to these customers will decline unless new projects are undertaken by them.

      In fiscal year 1999, Worldwide Semiconductor Manufacturing Company accounted for approximately 11 percent of our net sales and was the only customer that accounted for more than 10 percent of net sales. For the six months ended September 30, 1999, Taiwan Semiconductor Manufacturing Company accounted for approximately 11 percent of net sales.

      Our ten largest U.S. and international customers based on cumulative sales during fiscal 1997, 1998 and 1999, arranged alphabetically, were:

     Chartered Semiconductor Manufacturing,    Submicron Technology Public Co.
      Ltd.                                     Taiwan Semiconductor Manufacturing Co. Ltd
     International Business Machines           Tokyo Electron Ltd.
      Corporation                              WaferTech LLC.
     Lam Research Corp.                        Worldwide Semiconductor Manufacturing Co.
     Macronix International Co. Ltd.
     National Semiconductor Corp.

Sales and Marketing

      We sell our products principally through a direct sales force in the United States and Asia/Pacific region. We market our products to semiconductor manufacturers in Japan through our distribution relationship with Innotech and to OEM customers through a direct sales force. We have notified Innotech that we intend to terminate this relationship with them. Instead, we intend to service the Japanese market through our strategic alliance with MECS. Our sales organization is based in Northern California, and domestic field sales personnel are stationed in Minnesota, Colorado, Arizona, Vermont, Washington and Texas. The European market is supported through offices in the vicinity of Horsham and Newport in the United Kingdom and Dresden, Germany. The Asia/Pacific region is supported through sales and service offices in Hsin-Chu, Taiwan; Singapore; Yokohama, Japan; and Seoul, South Korea.

      International sales accounted for approximately 51 percent, 64 percent and 57 percent of total sales for fiscal 1997, 1998 and 1999, respectively. International sales accounted for approximately 56 percent of total sales in the six months ended September 30, 1999. International sales are invoiced in U.S. dollars and, accordingly, have not historically been subject to fluctuating currency exchange rates.

      The sales cycle for our products ranges from six months to as long as 12 months from initial inquiry to placement of an order, depending on the complexity of the project. For sales to semiconductor manufacturers, the sales cycle is relatively short for repeat customers and much longer for new customers. In the case of a new customer, time is required to educate the client as to the nature of SMIF technology and the related benefits. The sales cycle involves many elements of Asyst including, sales, marketing, technology and senior management.

      The sales cycle for an OEM customer is typically paced by the development of new tools by the OEM customer. Our involvement in the tool's design cycle begins in the very early stages, particularly for our Plus-Portal System, since our products represent a major portion of the tool's architecture.

      An important part of our marketing strategy has been participation in key industry organizations such as SEMATECH and SEMI, as well as attendance at events coordinated by the Semiconductor Industry Association. In addition, we actively participate in industry trade shows and conferences and have sponsored symposiums with technology and business experts from the semiconductor industry.

Systems Integration

      After a sales contract for our Asyst-SMIF System is finalized, our systems integration and OEM applications organizations are responsible for the engineering, procurement and manufacturing of SMIF-Enclosures and interfaces necessary to integrate that system with the processing equipment. Our systems integration organization provides integration, installation, qualification of the Asyst-SMIF System and other services associated with the facility-wide integration of an Asyst-SMIF System.

      Our systems integration and OEM applications organizations focus on understanding our customer's manufacturing methodology and anticipated production applications to develop customer-specific solutions. For retrofitting and upgrading existing facilities with the minienvironment and SMIF solution, our systems integration organization works with our customer's facilities and manufacturing personnel to develop programs, schedules and solutions to minimize disruption during the installation of our products into our customer's facility. In the case of a new facility or tool design, our OEM applications and systems integration organizations work with our customer's facility planners and operations personnel, as well as with cleanroom designers, architects and engineers.

      In the case of OEM integration, our OEM applications organization designs and integrates the SMIF components directly into the processing equipment. Our OEM applications organization works very closely with the OEM to understand the process equipment and the processing requirements to provide our customer with an optimized solution.

Research and Development

      Research and development efforts are focused on enhancing our existing products and developing and introducing new products in order to maintain technological leadership and meet a wider range of customer needs. Our research and development expenses were approximately $11.4 million, $16.6 million and $18.0 million during fiscal 1997, 1998, and 1999, respectively. Our research and development expenses were approximately $9.0 million and $8.7 million for the six months ended September 30, 1998, and September 30, 1999, respectively.

      Our research and development employees are involved in mechanical and electrical engineering, software development, micro-contamination control, product documentation and support. Our central research and development facilities include a prototyping lab and a cleanroom used for product research, development and equipment demonstration purposes. These research and development facilities are located in Northern California. In addition, we maintain a research and development facility in Austin, Texas, used for our new efforts in the area of wafer sorting and reticle handling.

      Development efforts have intensified on the spectrum of products and technologies needed to support both OEM and semiconductor manufacturer customers. We have recently introduced the Plus-Portal Systems to meet the needs of our OEM customers. In the area of transport systems, we are developing systems based on the concept of continuous flow. This system makes process equipment loading more efficient. Additionally, our development efforts in robotics have resulted in a new robotic wafer transfer system that offers high reliability and faster wafer transfer speeds.

      Semiconductor equipment and processes are subject to rapid technological change including the anticipated shift in wafer size from 200mm to 300mm. As the market shifts, new products and technologies will be needed to manufacture the larger wafers. In addition, the development of more complex ICs drives the need for new facilities, equipment and processes to produce these devices at an acceptable cost and yield. We believe that our future success will depend in part upon our ability to continue to enhance our existing products to meet customer needs and to develop and introduce new products which maintain technological leadership.

Manufacturing

      Our manufacturing activities consist of assembling and testing components and sub-assemblies, which are then integrated into finished products. Once completed, we perform the final tests on all electronic and electromechanical sub-assemblies and cycle products before shipment. Much of the cleaning, assembly and packaging of our SMIF-Pods is conducted in cleanroom environments where manufacturing personnel are clothed in cleanroom gowns to reduce particle contamination.

      We currently maintain manufacturing facilities for our Asyst-SMIF Systems, SMART-Traveler System products, Plus-Portal Systems and software products and services in Fremont, California. We fabricate our custom SMIF-Enclosures at both the Fremont facility and, in the case of large system orders, near customer sites, where we lease temporary space for the manufacture of SMIF-Enclosures. Our robotic products are manufactured in our Sunnyvale, California facility. Our wafer management handling systems products and reticle handling systems are assembled and integrated in our Austin, Texas facility.

      While we use standard components whenever possible, most mechanical parts, metal fabrications and castings are made to our specifications. With the recent increased demand for semiconductor manufacturing equipment, our suppliers are straining to provide components on a timely basis and, in some cases, on an expedited basis at our request. Although to date, we have experienced only minimal delays in receiving goods from our key suppliers, disruption or termination of these sources could have a temporary adverse effect on our operations. Many of the components and subassemblies used in our products are obtained from a single supplier or a limited group of suppliers. We believe that, in time, alternative sources could be obtained and qualified to supply these components in the ordinary course of business. However, a prolonged inability to obtain these components could have an adverse effect on our operating results and could result in damage to our customer relationships. Shortages in components may result in price increases for components that could decrease our margins and negatively impact our financial results.

Competition

      We currently face direct competition in all of our products. Many of these competitors have extensive engineering, manufacturing and marketing capabilities and potentially greater financial resources than those available to us. Most competitors remain dedicated to a single product line in which we compete. Our ability to provide a more complete automation and wafer isolation solution provides a significant competitive advantage with respect to these competitors. The markets for our products are highly competitive and subject to rapid technological change. Several companies, including Brooks through its acquisition of Jenoptik Infab, Inc., offer one or more products that compete with our Asyst-SMIF System and SMART-Traveler System products. We compete primarily with Entegris, Inc. in the area of SMIF-Pods. We also compete with several competitors in the robotics area, including, but not limited to, PRI and Kensington Labs. While price is a competitive factor in the sale of robots, our ability to deliver quality, reliability and on time shipments are the factors which will largely impact our success over our competition. With our recent acquisition of PAT, we have acquired technology in the area of transport automation systems which we expect to allow us to develop products in this area. By entering this market, our transport products will face competition from the main product line of PRI, as well as from Daifuku Co., Ltd. and Murata Co., Ltd. With our acquisition of PST, we have acquired products in the area of the storage and management of wafers and reticles. We compete primarily with Irvine Optical Company in this area.

      In addition, the conversion to 300mm wafers is likely to draw new competitors to the facility automation market. In the 300mm wafer market, we expect to face intense competition from a number of companies such as PRI and Brooks, as well as potential competition from semiconductor equipment and cleanroom construction companies.

      We believe that the principal competitive factors in our market are the technical capabilities and characteristics of systems and products offered, technological experience and "know-how," product breadth, proven product performance, quality and reliability, ease of use, flexibility, a global, trained, skilled field service support organization, the effectiveness of marketing and sales, and price. We believe that we compete favorably with respect to the foregoing factors.

      We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive performance characteristics. We believe we will be required to maintain a high level of investment in research and development and sales and marketing in order to remain competitive.

Intellectual Property

      We primarily pursue patent, trademark and copyright protection for our minienvironment and Asyst-SMIF System technology, our SMART-Traveler products, our software products and our robotics technology. We currently hold fifty patents in the United States, have eighteen pending patent applications in process in the United States and intend to file additional patent applications as appropriate. There can be no assurance that patents will be issued from any of these pending applications or that any claims in existing patents, or allowed from pending patent applications, will be sufficiently broad to protect our technology.

      There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. While we intend to protect our intellectual property rights vigorously, there can be no assurance that any of our patents will not be challenged, invalidated or avoided, or that the rights granted thereunder will provide us with competitive advantages. Litigation may be necessary to enforce our patents, to protect our trade secrets or know-how or to defend us against claimed infringement of the rights of others or to determine the scope and validity of the patents or other intellectual rights of others. Any such litigation could result in substantial cost and divert the attention of management, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in our loss of intellectual property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a negative impact on our financial condition and results of operations.

      In October 1996, we filed a lawsuit against a number of defendants including Jenoptik-Infab, Inc. alleging infringement of two patents related to our SMART Traveler System and alleging breach of fiduciary duty and misappropriation of trade secrets and unfair business practices. The defendants filed counter claims alleging the patents invalid, unenforceable and not infringed and alleging that we had violated federal antitrust laws and engaged in unfair competition. In November 1998, the court granted defendants' motion for partial summary judgment as to most of the patent infringement claims. In January 1999, the court granted our motion for leave to seek reconsideration of the November 1998 summary judgment order and also, pursuant to a stipulation of the parties, dismissed without prejudice two of the three antitrust counter claims brought by the defendants. Since then, the parties stipulated to the dismissal with prejudice of the defendants' unfair competition and remaining antitrust counter claim, and our breach of fiduciary duty, misappropriation of trade secrets and unfair business practices claims. In June 1999, the court granted our motion for reconsideration in the sense that it considered the merits of our arguments, but did not change its prior summary judgment ruling, and also granted summary judgment for defendants on the remaining patent infringement claim. We intend to take an appeal.

      We also rely on trade secrets and proprietary technology that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by others. Also, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.

Backlog

      Our backlog was approximately $51.4 million, $52.5 million and $32.3 million as of March 31, 1997, 1998 and 1999, respectively, and was $58.8 million as of September 30, 1999. During 1998 and 1999, our orders moved to more of a turns business, orders placed to be shipped during the next two to three months, as customers delayed orders until they were ready to take delivery, apparently due to uncertainty in the near term capacity situation of the semiconductor industry. By the end of fiscal year 1999, the backlog was greater than sales for the current quarter which is more consistent with our past experience. Ten customers with orders on backlog totaling between $0.6 million to $7.3 million comprised 67 percent of the total backlog as of March 31, 1999. We include in our backlog only orders for which a customer's purchase order has been received and a delivery date within 12 months has been specified. Because purchase orders are generally subject to cancellation or delay by customers with limited or no penalty, our backlog is not necessarily indicative of future revenues or earnings.

Employees

      As of September 30, 1999, we employed 623 persons on a full-time basis, including 88 in research and development, 36 in software development, 192 in manufacturing operations, 29 in system integration, 157 in sales and marketing, which includes customer service, 59 in finance and administration and 62 in international operations. Additionally, we employed 193 persons on a temporary basis, including 170 in manufacturing operations. Many of our employees have specialized skills of value to Asyst, and our future success will depend, in large part, upon our ability to attract and retain highly skilled technical, managerial, manufacturing, financial and marketing personnel, who are in great demand. In particular, the Fremont, California and Hsin-Chu, Taiwan locations have tight labor markets for the skilled employees we seek. We have never had a work stoppage or strike and no employees are represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be good. During fiscal year 1999, we restructured certain domestic and international operations in response to the drop in our net sales. As a result of these restructuring activities, we terminated the employment of approximately 110 employees from our operations in the United States and approximately 30 employees from our international operations.

Facilities

      Our headquarters and principal manufacturing and research and development activities are located in Northern California in four leased facilities. Our headquarters in Fremont, California is approximately 91,300 square feet and is pursuant to a lease expiring in October 2005. We have an option to extend this lease for an additional five years. Our robotics facility in Sunnyvale, California is approximately 45,100 square feet pursuant to a lease expiring in August 2005. We also lease two adjoining manufacturing and research and development facilities in Fremont, California, the first of which is approximately 35,400 square feet and is pursuant to a lease expiring in January 2005 and the second of which is approximately 17,700 square feet pursuant to a lease expiring in January 2002. We have a right of first refusal to lease additional space under the first lease and we have an option to renew the second lease for an additional five years. We also have manufacturing and research development activities located in Austin, Texas in a leased facility of approximately 81,000 square feet. This lease expires in November 2005. We have a right to lease additional space under this lease, and we have an option to renew it for an additional term of five years. We have subleased approximately 21,600 square feet of the premises under this lease to a third party. The sublease expires in January 2000. In addition, we lease offices in Arizona, Colorado, Maine, Massachusetts, Texas and Washington, for sales and service support, as well as maintain one small regional manufacturing facility in Vermont. Overseas, we have sales and service support offices in leased facilities located in Germany, Japan, Singapore, South Korea, Taiwan and the United States. We are currently looking for additional space to meet our needs for additional capacity.

                                   MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, their ages and their positions as of September 30, 1999, are as follows:

Name                     Age Position(s)
----                     --- ----------
Mihir Parikh............  52 Chairman of the Board and Chief Executive Officer
Terry L. Moshier........  50 President and Chief Operating Officer
Anthony C. Bonora.......  56 Senior Vice President, Research and Development and Chief
                              Technical Officer
Douglas J. McCutcheon...  51 Senior Vice President, Chief Financial Officer
Dennis R. Riccio........  48 Senior Vice President, Global Customer Operations
Stanley Grubel..........  57 Director
Tsuyoshi Kawanishi......  70 Director
Ashok K. Sinha..........  55 Director
Walter W. Wilson........  55 Director

      Mihir Parikh has served as Chairman of the Board and Chief Executive Officer of the Company since July 1992. He has been a director of the Company since he founded the Company in 1984 and served as the Company's President and Chief Executive Officer from its inception to July 1992. From 1974 to 1984, he held various management positions with Hewlett-Packard and International Business Machines Corporation. In 1999, SEMI honored Dr. Parikh for his pioneering work and outstanding contribution to semiconductor manufacturing technology. Dr. Parikh received his Ph.D in Engineering-Physics from UC Berkeley.

      Terry L. Moshier has served as President and Chief Operating Officer of the Company since May 1997. From July 1996 to May 1997, Mr. Moshier served as Executive Vice President and Chief Operating Officer of the Company. From June 1995 to June 1996, Mr. Moshier was on the Advisory Board of the Arizona Technology Incubator Fund, a non-profit organization assisting start-up technology companies. Prior to such time, Mr. Moshier was Senior Vice President of Technology and Operations for Telxon Corporation, a designer and manufacturer of hand-held wireless computers, from November 1993 to June 1995. From June 1990 to October 1993, Mr. Moshier was Director of Operations of the Motorola Computer Group, a wholly-owned subsidiary of Motorola.

      Anthony C. Bonora joined Asyst in 1984 and has been Senior Vice President, Research and Development of the Company since 1986 and Chief Technical Officer since January 1996. From 1975 to 1984, he held various management positions at Siltec Corporation, a manufacturer of products for the semiconductor industry, including Vice President, Research and Development and General Manager of its Cybeq equipment division. In 1999, SEMI honored Mr. Bonora for his pioneering work and outstanding contribution to semiconductor manufacturing technology.

      Douglas J. McCutcheon joined the Company in January 1996 as Senior Vice President, Chief Financial Officer. From January 1991 to November 1995, Mr. McCutcheon was Vice President, Corporate Finance at Cadence Design Systems, Inc., a design automation software company. Prior to 1991, Mr. McCutcheon was President of Toshiba America Medical Credit, a captive financing subsidiary of Toshiba America.

      Dennis R. Riccio joined the Company in August 1998. From January 1997 to August 1998, Mr. Riccio served as President, USA Operations of Novellus Systems, Inc., a semiconductor equipment manufacturer. From 1989 to January 1997, Mr. Riccio held various senior management positions at Applied Materials Inc., a semiconductor equipment manufacturer.

      Stanley Grubel has served as a director of the Company since January 1997. Mr. Grubel has served as Chief Executive Officer of MiCRUS, a manufacturer of CMOS wafers since September 1994. Between January 1990 and September 1994, he was a Director of Procurement and Capital Planning for International Business Machines Corporation. Mr. Grubel serves on the board of directors of Central Hudson Gas & Electric Corporation.

      Tsuyoshi Kawanishi has served as a director of the Company since February 1996. He has served as Senior Adviser of Toshiba Corporation, a manufacturer of electronic machinery and semiconductors, since June 1994. He previously held the position of Senior Executive Vice President at Toshiba from June 1990 to June 1994. Mr. Kawanishi also sits on the board of directors of Applied Materials, Inc. and World Wide Semiconductor Manufacturing Ltd. (Taiwan). He is also president of Japan's Society for Electronics Packaging and Chairman of the Board of Singapore's Institute for Microelectronics.

      Ashok K. Sinha has served as a director of the Company since January 1997. Dr. Sinha has served as Group Vice President of Applied Materials, Inc., a semiconductor equipment manufacturer, since 1990 and is President of the Metal Deposition Product Business Group of Applied Materials, Inc.

      Walter W. Wilson has served as a director of the Company since January 1995. Mr. Wilson serves as Senior Vice President, Business Integration and Information Technology of Solectron Corporation, a provider of manufacturing services to the electronics industry. Since joining Solectron in 1989, Mr. Wilson has held numerous management positions including President of Solectron California, President of Solectron North America and President of Solectron Americas. Mr. Wilson also serves on the board of directors of Mylex Corporation.

                   CERTAIN TRANSACTIONS WITH RELATED PARTIES

      In September 1997, we entered into an asset purchase agreement with PAT pursuant to which we sold to PAT intellectual property rights and office equipment which were owned or licensed by Asyst Automation, Inc., a discontinued operation, in consideration for quarterly earn-out payments, up to an aggregate of $2.0 million. In addition, PAT granted us the non-exclusive, worldwide right to distribute and sell any of PAT's products on PAT's most favorable distributor terms and conditions; provided that PAT could grant exclusive distribution rights to particular markets so long as such rights were first offered to Asyst and we did not accept the offer. We agreed that Mihir Parikh, our Chairman of the Board and Chief Executive Officer, and Anthony Bonora, our Senior Vice President, Research and Development and Chief Technology Officer, could serve as the Chairman of PAT and an advisor to PAT, respectively, provided they continued to meet their obligations as full time employees of Asyst. In August 1999, we acquired all of the equity of PAT in a stock purchase transaction for approximately $3.7 million and the repayment of $0.8 million of debt and earn-out payments to certain PAT security holders based on future transport automation product revenue in excess of certain defined threshold amounts. Dr. Parikh received approximately $1.4 million in proceeds from the sale of his shares of PAT for which he had paid approximately $0.7 million. In addition Dr. Parikh received approximately $0.8 million for the repayment of a loan he had made to PAT. Mr. Bonora received approximately $0.2 million in proceeds from the sale of his shares of PAT for which he had paid approximately $0.1 million. Neither Dr. Parikh nor Mr. Bonora participated in the consideration or negotiation of this transaction by Asyst, nor are they eligible to participate in any earn-out payments to the former PAT shareholders.

      In April 1999, we entered into an employment agreement with Dr. Parikh. The term of employment commenced on April 1, 1999, and extends for three years, renewing daily, so that, absent notice by either party of an intent not to continue the term, the term shall always be three years. The employment agreement set Dr. Parikh's initial base salary at a minimum of $325,000 annually. Pursuant to the agreement, our Compensation Committee is obligated to review his base salary for increase no less often than annually. In addition, during the employment term, Dr. Parikh is eligible to receive annual bonuses and to participate in our stock award/option grant plans. Also, he is eligible to participate in any benefit plans maintained by Asyst for our employees. If we terminate Dr. Parikh's employment without cause or if he terminates his employment for good reason, either before or within six months following a change in control he will be entitled to receive a lump-sum cash payment equal to the present value of the sum of (1) three times his then annual base salary and (2) three times an annual average bonus amount, determined under a formula set forth in the employment agreement. Dr. Parikh will also be entitled to all benefits that were payable to him at the time of termination and to continued participation for 18 months thereafter, in the health and life insurance plans of Asyst in which he was then a participant. In addition, during the term of employment and for one year thereafter, unless his employment terminates without cause or for good reason, he may not solicit our employees or customers away from Asyst.

      In February 1999, we loaned Dennis Riccio, our Senior Vice President, Global Customer Operations, $450,000 in order to facilitate his relocation to California. This loan has an interest rate of 4.64 percent and is secured by a second deed of trust on Mr. Riccio's California residence. This loan terminates and shall be immediately due and payable upon the earlier of (1) January 31, 2004, (2) 30 days after the termination of Mr. Riccio's employment for cause or after Mr. Riccio's resignation, or (3) the insolvency of Mr. Riccio.

      In November 1998, we entered into a severance agreement with William R. Leckonby, the former President and Chief Operating Officer of Asyst Software, Inc. Under the terms of this severance agreement, Mr. Leckonby resigned his position with us and agreed to provide consulting services to us until July 16, 2000. From October 16, 1998 through June 30, 1999, Mr. Leckonby received payment in the amount equal to his then current base salary. From June 30, 1999 through July 16, 2000, we will pay Mr. Leckonby consulting fees in the amount of $250 per hour and up to $10,000 for outplacement assistance. In addition, the vesting of Mr. Leckonby's options to purchase common stock of Asyst was accelerated by 12 months.

      In November 1998, we loaned $350,000 to Mr. Riccio in order to assist Mr. Riccio with the purchase of a new residence as part of his relocation to California. The loan has an interest rate of 4.47 percent per annum. This loan is secured by a deed of trust on real property owned by Mr. Riccio in Texas. This loan terminates and shall be immediately due and payable upon the earlier of (1) May 31, 2000, (2) 30 days after the termination of Mr. Riccio's employment for cause or after Mr. Riccio's resignation, or (3) the insolvency of Mr. Riccio.

                             PRINCIPAL SHAREHOLDERS

      Information with respect to beneficial ownership provided in the following table is as of September 30, 1999, and is based upon information furnished by each director and executive officer or contained in filings made with the Securities and Exchange Commission, or the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or subject to community property laws where applicable, to our knowledge all persons named in the table below have sole voting and investment power with respect to all shares of common stock, shown as beneficially owned by them. Percentage of beneficial ownership is based on 12,955,886 shares of common stock outstanding as of September 30, 1999, and 14,955,886 shares of common stock outstanding after completion of this offering.

                                                                  Percent
                                                               Beneficially
                                                 Number of         Owned
                                                   Shares    -----------------
                                                Beneficially  Before   After
Name and Address of Beneficial Owner               Owned     Offering Offering
------------------------------------            ------------ -------- --------
Mihir Parikh(1)................................    879,056     6.47%    5.64%
 48761 Kato Rd.
 Fremont, CA 94538
J.&W. Seligman & Co., Incorporated.............    743,000     5.73%    4.97%
 100 Park Avenue
 New York, NY 10017
Terry L. Moshier(2)............................    136,391      *        *
Douglas J. McCutcheon(3).......................     97,776      *        *
Anthony C. Bonora(4)...........................     57,646      *        *
Dennis R. Riccio(5)............................     33,928      *        *
Walter W. Wilson(6)............................     29,582      *        *
Tsuyoshi Kawanishi(7)..........................     22,582      *        *
Stanley Grubel(8)..............................     17,082      *        *
Ashok K. Sinha(9)..............................     17,082      *        *
All directors and officers as a group (9
 persons)(10)..................................  1,291,125     9.23%    8.08%

--------
*   Less than one percent.

 (1) Includes 194,900 shares held of record by Mihir & Nancy Parikh Living Trust, dated April 3, 1986, of which Dr. Parikh is a trustee. Also includes 46,600 shares held by a custodian for the benefit of Dr. Parikh's minor children, of which Dr. Parikh disclaims beneficial ownership. Includes 637,556 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (2) Includes 136,391 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (3) Includes 95,739 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (4) Includes 50,886 shares subject to stock options exercisable within 60 days of September 30, 1999

 (5) Includes 33,928 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (6) Includes 27,000 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (7) Includes 20,000 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (8) Includes 14,500 shares subject to stock options exercisable within 60 days of September 30, 1999.

 (9) Includes 14,500 shares subject to stock options exercisable within 60 days of September 30, 1999.

(10) Includes an aggregate of 1,030,500 shares held by all directors and executive officers that are subject to options exercisable within 60 days of September 30, 1999. See Notes (1) through (9), above.

                                  UNDERWRITING

General

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., Adams, Harkness & Hill, Inc. and Needham & Company, Inc., are acting as representatives of each of the underwriters named below. Under the Purchase Agreement among us and the underwriters, we have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us the number of shares of common stock stated opposite its name below.

                                                                        Number
     Underwriter                                                       of Shares
     -----------                                                       ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................   850,000
     Lehman Brothers Inc..............................................   650,000
     Adams, Harkness & Hill, Inc......................................   250,000
     Needham & Company, Inc...........................................   250,000
                                                                       ---------
           Total...................................................... 2,000,000
                                                                       =========

      Under the Purchase Agreement, the several underwriters have agreed to purchase all of the shares of common stock being sold under the Purchase Agreement if any shares of common stock are purchased. Under the Purchase Agreement, the commitments of the non-defaulting underwriters may in some circumstances be increased or the Purchase Agreement may be terminated.

      Under the Purchase Agreement, we have agreed to indemnify the several underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make.

      The underwriters offer the shares of common stock, when as and if issued to and accepted by them, subject to approval of some legal matters by counsel for the underwriters and some other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us that they propose initially to offer the shares of common stock to the public at the public offering price stated on the cover page of this prospectus, and to some dealers at such price less a concession not in excess of $1.40 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to some other dealers. After the public offering, the public offering price, concession and discount may be changed by the representatives.

      The following table shows the per share and total underwriting discounts that we will pay to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                          Without      With
                                              Per Share   Option      Option
                                              ---------   -------     ------
Public offering price........................  $40.50   $81,000,000 $93,150,000
Underwriting discount........................   $2.43    $4,860,000  $5,589,000
Proceeds, before expenses, to Asyst..........  $38.07   $76,140,000 $87,561,000

      We will pay the expenses of the offering, estimated at $700,000.

Over-allotment Option

    We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 300,000 shares of common stock at the public offering price stated on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the table above.

No Sales of Similar Securities

    We and our executive officers and directors have agreed for a period of 90 days after the date of this prospectus, subject to exceptions, not to directly or indirectly issue, sell, or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock, without the prior written consent of Merrill Lynch on behalf of the underwriters.

Price Stabilization

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase the common stock. As an exception to these rules, the representatives are permitted to engage in some transactions that stabilize the price of the common stock in connection with this offering. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    If the underwriters create a short position, i.e., sell more shares of common stock than stated on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

    Some of the underwriters and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with our company, for which they have received or may receive customary compensation.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for Asyst by Cooley Godward LLP, Palo Alto, California, and for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

    The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, Arthur Andersen LLP states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Ernst & Young LLP. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of Arthur Andersen LLP as experts in giving their reports.

    The consolidated financial statements of Progressive System Technologies, Inc. and its subsidiary, which are not presented separately or incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which report is incorporated herein by reference from the Asyst Technologies, Inc. Current Report on Form 8-K/A dated August 16, 1999, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

    We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

      The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    .  Annual Report on Form 10-K for the year ended March 31, 1999;

    . Proxy Statement for the annual meeting of shareholders to be held on September 2, 1999;

    .  Current Report on Form 8-K filed June 18, 1999, as amended;

    . Quarterly Report on Form 10-Q for the three months ended June 30, 1999 and September 30, 1999, as amended; and

    . The description of the common stock contained in Asyst's Registration Statement on Form S-1, as filed on February 21, 1995 with the SEC.

      You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                            Asyst Technologies, Inc.
                                48761 Kato Road
                               Fremont, CA 94538
                                 (510) 661-5000

    This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                [LOGO OF ASYST TECHNOLOGIES, INC. APPEARS HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 Shares

                       [LOGO OF ASYST TECHNOLOGIES, INC.]

                                  Common Stock

                               ----------------

                              P R O S P E C T U S

                               ----------------

                              Merrill Lynch & Co.

                                Lehman Brothers

                          Adams, Harkness & Hill, Inc.

                            Needham & Company, Inc.

                               November 11, 1999

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